SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  )

I-FLOW CORPORATION
(Name of Subject Company)

I-FLOW CORPORATION
(Name of Person Filing Statement)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

449520303
(CUSIP Number of Class of Securities)

James J. Dal Porto
Executive Vice President and Chief Operating Officer
20202 Windrow Drive, Lake Forest, CA 92630
(949) 206-2700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Gibson, Dunn & Crutcher LLP
3161 Michelson Drive, Suite 1200
Irvine, California 92612
(949) 451-3800
Attention: Mark W. Shurtleff, Esq.
                 Terrence R. Allen, Esq.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

The name of the subject company is I-Flow Corporation, a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 20202 Windrow Drive, Lake Forest, California 92630. The telephone number of the Company at its principal executive offices is (949) 206-2700.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this “Statement”) relates is the common stock of the Company, par value $0.001 per share, together with the associated purchase rights issued pursuant to the Rights Agreement, dated as of March 8, 2002, and as thereafter amended, between the Company and American Stock Transfer & Trust Company, as Rights Agent (the “Rights” and, together with the shares of the Company’s common stock, the “Shares”). As of October 18, 2009, there were 24,463,356 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

The filing person of this Statement is the subject company, I-Flow Corporation. The Company’s name, business address and business telephone number are set forth in Item 1 above, which information is incorporated by reference herein. The Company’s website is www.iflo.com. The information on the Company’s website should not be considered part of this Statement.

The Offer

This Statement relates to the tender offer commenced by Boxer Acquisition, Inc., a Delaware corporation (“Purchaser”), disclosed in a Tender Offer Statement on Schedule TO, dated as of October 20, 2009 (as may be amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding Shares at a price of $12.65 per Share net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in Purchaser’s offer to purchase, dated as of October 20, 2009 (as may be amended or supplemented from time to time, the “Offer to Purchase” and, together with the related Letter of Transmittal, the “Offer”). Purchaser is a wholly owned subsidiary of Kimberly-Clark Corporation, a Delaware corporation (“Parent”). The Offer was commenced by Purchaser on October 20, 2009 and expires at 12:00 midnight, New York City time, on Tuesday, November 17, 2009 (i.e., the end of the day on November 17, 2009), unless it is extended or terminated in accordance with its terms. The Offer is conditioned on, among other matters, there being validly tendered and not validly withdrawn before the expiration of the Offer at least a majority of the Shares then outstanding on a fully diluted basis, as described in the Offer to Purchase (the “Minimum Condition”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 8, 2009, by and among the Company, Parent and Purchaser (as may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides that, following the acceptance for payment of Shares by Purchaser pursuant to the Offer (the “Acceptance Time”), Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger as a wholly owned subsidiary of Parent. The Merger will be completed in one of two ways. If, following the Acceptance Time and any subsequent offering period as described in the next sentence, Purchaser owns more than 90% of the Shares then outstanding, then the Merger will occur promptly after the Acceptance Time or subsequent offering period, as applicable, pursuant to Section 253 of the Delaware General Corporation Law (the “DGCL”). Following the Acceptance Time, if Purchaser owns more than 50% but less than 90% of the Shares then outstanding, Purchaser may in its sole discretion provide one or more subsequent offering periods pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until February 17, 2010 (the “Outside Date”), subject to extension of the Outside Date pursuant to the Merger Agreement for 30 calendar days if the waiting periods under applicable foreign antitrust laws or under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), have not expired or been terminated, and up to an incremental 120 calendar days if the waiting periods under applicable foreign antitrust laws have not expired or been terminated.

If, following the Acceptance Time or the last subsequent offering period, if any, Purchaser owns more than 50% but less than 90% of the Shares then outstanding, then the Company will call and hold a special meeting of its stockholders to adopt and approve the Merger Agreement, and the Merger will occur promptly after such stockholder approval. If the conditions to the Offer have been satisfied and Purchaser completes the purchase of Shares tendered pursuant to the Offer, then Purchaser will have sufficient votes to adopt the Merger Agreement without the need for any of the Company’s other stockholders to vote in favor of such adoption. In the Merger, each outstanding Share (other than Shares held by Parent, Purchaser or stockholders who properly exercise appraisal rights, if any, under Section 262 of the DGCL), will be converted into the right to receive the same consideration paid per Share pursuant to the Offer, without interest and less any required withholding taxes (the “Merger Consideration”).

The Schedule TO states that the principal executive offices of Parent and Purchaser are located at 351 Phelps Drive, Irving, Texas 75038 and that the telephone number at such principal executive offices is (972) 281-1200.

A copy of the Merger Agreement is filed herewith as Exhibit (e)(1) and is incorporated by reference herein. A copy of the Offer to Purchase is filed herewith as Exhibit (a)(2) and is incorporated by reference herein, including the terms and conditions of the Offer, related procedures and withdrawal rights, the description of the Merger Agreement and other arrangements described and contained in Sections 1, 2, 3, 4, 11, 15 and 16 of the Offer to Purchase. The Form of Letter of Transmittal is filed herewith as Exhibit (a)(3) and is incorporated by reference herein.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement, including the Information Statement of the Company attached to this Statement as Annex B, or documents incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there exists no material agreement, arrangement or understanding, or any actual or potential conflict of interest, between the Company or its affiliates, on the one hand, and (i) the Company and any of the Company’s executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

The Merger Agreement

The summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer, related procedures and withdrawal rights and other arrangements described and contained in Sections 1, 2, 3, 4, 11, 15 and 16 of the Offer to Purchase, which is filed herewith as Exhibit (a)(2), are incorporated herein by reference. Such summary and descriptions are qualified in their entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated by reference herein.

The Merger Agreement is included as an exhibit to this Statement to provide additional information regarding the terms of the transactions described herein and is not intended to provide any other factual information or disclosure about the Company, Parent or Purchaser. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of a specific date, were solely for the benefit of the parties to such agreement (except as to certain indemnification obligations), are subject to limitations agreed upon by the contracting parties, including being qualified by disclosure schedules made for the purposes of allocating contractual risk between and among the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Investors are not third-party beneficiaries under the Merger Agreement and, in light of the foregoing reasons, should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent or Purchaser or any of their respective subsidiaries or affiliates.

The Tender and Support Agreement

All of the directors and executive officers of the Company entered into a Tender and Support Agreement, dated as of October 8, 2009, with Parent and Purchaser (the “Tender and Support Agreement”), pursuant to which, among other matters, the directors and executive officers agreed to tender their Shares in the Offer and to vote in favor of the Merger, subject to the terms and conditions of the Tender and Support Agreement. These stockholders hold a total of

2,134,793 Shares, including 248,052 shares of unvested restricted stock, which represent approximately 8.7% of the outstanding Shares as of October 18, 2009. In addition, they hold options that are exercisable prior to the scheduled expiration date of the Offer for a total of 861,914 Shares. They are not obligated to exercise these options, but they have agreed to tender any Shares issuable upon such exercise.

The foregoing summary is qualified in its entirety by reference to the Tender and Support Agreement, which is filed herewith as Exhibit (e)(2) and is incorporated by reference herein.

Interests of the Company’s Executive Officers

The Company’s executive officers are Donald M. Earhart, the Company’s Chairman of the Board of Directors (the “Board”), President and Chief Executive Officer; James J. Dal Porto, a member of the Board and the Company’s Executive Vice President, Chief Operating Officer and Secretary; and James R. Talevich, the Company’s Chief Financial Officer. Messrs. Earhart, Dal Porto and Talevich (collectively, the “Executive Officers”) will benefit from the following arrangements with the Company in connection with the transactions contemplated by the Merger Agreement.

Change In Control Agreements

In June 2001, each of the Executive Officers entered into a change in control agreement with the Company, which was subsequently amended on February 23, 2006 and February 21, 2008 (collectively, as amended, the “Change in Control Agreements”).

Under the Change in Control Agreements, the Acceptance Time will constitute a change in control with respect to the Company. The Merger Agreement requires Purchaser to accept the Shares as soon as the Minimum Condition is satisfied, assuming all other conditions applicable to the Offer are then satisfied or duly waived by Parent or Purchaser, provided that the Offer must be held open for a minimum of 20 business days pursuant to Rule 14e-1(a) under the Exchange Act.

Acceleration of Equity Incentives

Pursuant to the Change in Control Agreements, all unvested stock options, unvested restricted stock units and unvested restricted stock held by the Executive Officers will immediately and automatically vest at the Acceptance Time.

Severance Benefits

Each of the Executive Officers will additionally be entitled to certain severance benefits described in the Change in Control Agreements if his employment with the Company is terminated within 90 days prior to or three years following a change in control, unless he is terminated for cause, voluntarily resigns, dies or becomes disabled (a “Qualifying Termination”). The Change in Control Agreements deem an Executive Officer’s resignation following a material change in his responsibilities, status, base salary, authority or location of workplace to be other than voluntary. In this regard, the Change in Control Agreements provide that an Executive Officer’s authority and responsibilities will be conclusively deemed to have been materially changed if, without the Executive Officer’s written consent, the Executive Officer no longer has the same title, authority, responsibilities or reporting responsibilities, in each case with respect to a publicly held parent company that is not controlled by another entity or person.

The severance benefits under the Change in Control Agreements primarily consist of a lump sum cash payment equal to a specified multiple of the sum of (i) the Executive Officer’s annual base salary in effect at the time of the termination of his employment plus (ii) an amount equal to the average annual bonus earned by him in the three previous full fiscal years (the sum of the amounts described in the foregoing clauses (i) and (ii) being referred to as the “Base Amount”). Mr. Earhart is entitled to a cash payment equal to three times his Base Amount, Mr. Dal Porto is entitled to a cash payment equal to two and one-half times his Base Amount and Mr. Talevich is entitled to a cash payment equal to two times his Base Amount.

Under the Change in Control Agreements, each Executive Officer is also entitled to receive any bonus, or pro rata portion thereof, earned for the fiscal year in which he is terminated. For the current fiscal year, the applicable bonus plan is the Company’s 2009 Executive Performance Incentive Plan (the “2009 EPIP”), which is discussed in more detail below. No 2010 fiscal year bonus plan has been adopted.

Each Executive Officer (including his family) is additionally entitled to post-termination insurance coverage, with the same benefits and total coverage as received under the Company’s group medical insurance programs that had been made available to him (including his family) before the termination, unless he obtains coverage through another employer. Mr. Earhart is entitled to such coverage for three years, Mr. Dal Porto is entitled to such coverage for two and one-half years and Mr. Talevich is entitled to such coverage for two years.

The Change in Control Agreements further provide that an incremental payment will be made to any Executive Officer who is required to pay excise taxes in connection with the receipt of the foregoing benefits, such that the net amount received by the Executive Officer will be equal to the total payments that would have been received had such taxes not been incurred.

The foregoing summaries are qualified in their entirety by reference to the Change in Control Agreements and the Summary of the Terms of the 2009 EPIP, which are attached hereto as Exhibits (e)(5) through (14) and are incorporated by reference herein.

2009 Executive Performance Incentive Plan

Pursuant to the terms of the 2009 EPIP and the Merger Agreement, at the Acceptance Time (and assuming the Acceptance Time occurs by December 31, 2010), the awards to the Executive Officers under the 2009 EPIP will be deemed earned and payable, with no proration, at the higher of (i) the year-to-date (as of October 8, 2009) actual percentage achievement against the targets set by the Board under the 2009 EPIP or (ii) an assumed percentage achievement of 100% against such targets. All awards under the 2009 EPIP will be deemed earned in 2009 for the purpose of determining the Base Amounts under the Change in Control Agreements.

Based on the Company’s operating performance through October 8, 2009, the Company expects that the actual percentage achievement against the targets through October 8, 2009 will be less than 100%. Therefore, pursuant to the terms of the 2009 EPIP, the Executive Officers as a group will be entitled to receive 100% of the full plan-year target awards, which consist of an aggregate cash incentive award of $1,250,000 and an aggregate equity incentive award of 180,000 shares of restricted stock (all of which immediately vest pursuant to the 2009 EPIP and the Change in Control Agreements). The allocation of the aggregate awards among the Executive Officers will be determined by the Company’s compensation committee (the “Compensation Committee”) and/or the Board based on their assessment of the contributions of each Executive Officer.

The summary of the plan document herein is qualified in its entirety by reference to the Summary of the Terms of the 2009 EPIP, which is attached hereto as Exhibit (e)(14) and is incorporated by reference herein.

Employment Agreements

The severance payments under the Change in Control Agreements are in lieu of any severance payments that the Executive Officers might otherwise receive from the Company in the event of a change in control, unless the Executive Officer’s employment is terminated outside of the period covered by the Change in Control Agreements or as a result of a disability or death, in which event the Executive Officer’s entitlement to severance benefits, if any, will be governed by his employment agreement, as described below.

The Company has entered into written employment agreements with each of the Executive Officers (collectively, as amended, the “Employment Agreements”). Pursuant to the Employment Agreements, each Executive Officer receives a minimum base salary, plus a bonus to be determined annually by the Board based on and subject to attainment of certain goals set by the Board. Each Executive Officer also receives other benefits, such as insurance coverage, automobile allowances and paid vacation. Additionally, the Company provides each Executive Officer with life insurance policies with a coverage amount equal to at least two times his annual base salary.

The Employment Agreements also provide for a severance payment in the event that the employment of an Executive Officer is terminated without cause or, subject to certain notice and cure periods, he resigns because his job location is transferred more than thirty miles from his current place of employment without his consent.

Mr. Earhart would be entitled to a severance payment consisting of a cash payment equal to three times the sum of (i) his annual salary in effect at the time of such termination plus (ii) an amount equal to the average annual bonus earned in the previous three full fiscal years. Mr. Dal Porto would be entitled to a severance payment consisting of a cash payment equal to two times the sum of (i) his annual salary in effect at the time of such termination plus (ii) an amount equal to the average annual bonus earned in the previous three full fiscal years. Mr. Talevich would be entitled to a severance payment consisting of a cash payment equal to the sum of (i) his annual salary in effect at the time of such termination plus (ii) an amount equal to the average annual bonus earned in the previous three full fiscal years.

In addition to the severance payment described above, each Executive Officer would be entitled to receive any bonus, or pro rata portion thereof, earned for the fiscal year in which his employment is terminated without cause or he resigns because his job location is transferred more than thirty miles from his current place of employment without his consent. Further, in the event the Executive Officer is terminated without cause or he resigns because his job location is transferred more than thirty miles from his current place of employment without his consent, all of the Executive Officer’s outstanding and unvested options, restricted stock and other equity-based awards would immediately become fully vested and, to the extent relevant, exercisable, and all of his outstanding options and any stock appreciation rights would remain exercisable for the remainder of their term (but in no event later than the last day prior to the day that any extension would cause such options or stock appreciation rights to become subject to Section 409A of the Internal Revenue Code).

Each Executive Officer would also be entitled to continued participation in the group medical insurance programs that had been made available to him (including his family) before his termination, unless he obtains coverage through another employer for the period of time set forth in the applicable Employment Agreement. Mr. Earhart would be entitled to such coverage for three years, Mr. Dal Porto would be entitled to such coverage for two years and Mr. Talevich would be entitled to such coverage for one year. As discussed above, however, the severance provisions in the Employment Agreements will only apply if the Executive Officer is terminated outside the period covered by the Change in Control Agreements or as a result of a disability or death.

The foregoing summaries are qualified in their entirety by reference to the Employment Agreements, all of which are attached hereto as Exhibits (e)(15) through (23) and are incorporated by reference herein.

Unvested Restricted Stock Held by Executive Officers

Pursuant to the Change in Control Agreements, each share of unvested restricted stock held by each Executive Officer will immediately vest at the Acceptance Time. Pursuant to the Merger Agreement, each Executive Officer will be entitled to receive the Offer Price for each share of unvested restricted stock at or before the effective time of the Merger (the “Effective Time”).

Quantitative Summary

The table below reflects the amount of compensation payable to each of the Executive Officers in the event that the Acceptance Time and a Qualifying Termination occur in 2009 or, alternatively, in 2010 (the Executive Officers would be entitled to such compensation only once). The amounts shown assume the Offer Price of $12.65 per Share.

		Change in	Change in
		Control	Control
		(Qualifying	(Qualifying
	Potential Executive	Termination in	Termination in
Name and Principal Position	Benefits and Payments	2009) Total ($)	2010) Total ($)

Donald M. Earhart	Cash Severance(1)(2)	5,453,502	5,352,581
Chairman, President &	Bonus under 2009 EPIP(3)	1,763,500	1,763,500
Chief Executive Officer	Equity Stock Awards — Unvested and Accelerated(4)	1,410,792	1,410,792
	Healthcare(5)	27,132	27,132
	Tax Gross-ups	—	—
	Total	8,654,926	8,554,005

James J. Dal Porto	Cash Severance(1)(6)	2,996,391	2,940,319
Executive Vice President &	Bonus under 2009 EPIP(3)	1,175,667	1,175,667
Chief Operating Officer	Equity Stock Awards — Unvested and Accelerated(4)	940,541	940,541
	Healthcare(5)	54,358	54,358
	Tax Gross-ups	—	—
	Total	5,166,957	5,110,885

James R. Talevich	Cash Severance(1)(7)	1,398,567	1,376,133
Chief Financial Officer	Bonus under 2009 EPIP(3)	587,833	587,833
	Equity Stock Awards — Unvested and Accelerated(4)	470,277	470,277
	Healthcare(5)	28,814	28,814
	Tax Gross-ups	—	—
	Total	2,485,491	2,463,057

(1)	Please refer to the following table for the calculations of cash severance amounts and the assumptions underlying such calculations.

(2)	The net cash severance that Mr. Earhart would receive after taxes, based on a 43.78% effective tax rate, would be $4,865,799 or $4,809,062 in 2009 or 2010, respectively.

(3)	All shares of restricted stock granted under the 2009 EPIP will immediately vest pursuant to the 2009 EPIP and the Change in Control Agreements. The Compensation Committee has not yet determined the allocation of the cash and restricted stock award pool under the 2009 EPIP. However, this table assumes that the award pool for 2009 will be allocated in the same manner as the award pool was allocated for 2008 (i.e., as follows: Mr. Earhart, one-half of the award pool; Mr. Dal Porto, one-third; and Mr. Talevich, one-sixth). This assumption is made solely for illustrative purposes. The Compensation Committee retains complete discretion in determining the allocation of the award pool.

(4)	The value of the restricted stock vesting was calculated by multiplying the number of unvested shares on October 18, 2009 by the Offer Price of $12.65 per share.

(5)	The value of the healthcare amount represents the estimate of the cost of continued coverage under the Company’s group medical insurance programs after termination for each named executive officer. The amount is calculated based on the amount paid in 2008 for healthcare premiums, including reimbursement of out-of-pocket costs for medical, dental and vision benefits covered by the Company’s ExecuCare program multiplied by the number of years of coverage as provided in the Change in Control Agreement for each of the Executive Officers. Mr. Earhart is entitled to three years of medical coverage. Mr. Talevich is entitled to two years of medical coverage. Mr. Dal Porto is entitled to two and one-half years of medical coverage. Actual value of healthcare amount will vary depending on actual cost of medical benefits received after termination.

(6)	The net cash severance that Mr. Dal Porto would receive after taxes, based on a 43.78% effective tax rate, would be $2,904,863 or $2,873,340 in 2009 or 2010, respectively.

(7)	The net cash severance that Mr. Talevich would receive after taxes, based on a 43.78% effective tax rate, would be $1,397,343 or $1,384,731 in 2009 or 2010, respectively.

The following table sets forth the calculations of the cash severance amounts in the summary table above:

						Cash Severance Payment
	Current					Qualifying	Qualifying
Executive	Base	2006	2007	2008	2009	Termination in	Termination in
Officer	Salary	Bonus(1)	Bonus(1)	Bonus(1)	Bonus(2)	2009(3)(4)	2010(3)(5)

Donald M. Earhart	$470,000	$1,864,421	$1,885,824	$293,257	$1,763,500	$5,453,502	$5,352,581
James J. Dal Porto	$300,000	$1,242,953	$1,257,212	$195,504	$1,175,667	$2,996,391	$2,940,319
James R. Talevich	$250,000	$621,485	$628,612	$97,754	$587,833	$1,398,567	$1,376,133

(1)	The cash value of restricted stock awards included in the bonus amount is equal to the fair market value of such awards on the grant date.

(2)	The Compensation Committee has not yet determined the allocation of the cash and restricted stock award pool under the 2009 EPIP. However, this table assumes that the award pool for 2009 will be allocated and paid in the same manner as the award pool was allocated for 2008 (i.e., as follows: Mr. Earhart, one-half of the award pool; Mr. Dal Porto, one-third; and Mr. Talevich, one-sixth). This assumption is made solely for illustrative purposes. The Compensation Committee retains complete discretion in determining the allocation of the award pool.

(3)	Mr. Earhart would be entitled to a cash payment equal to three times his Base Amount. Mr. Dal Porto would be entitled to a cash payment equal to two and one-half times his Base Amount. Mr. Talevich would be entitled to a cash payment equal to two times his Base Amount.

(4)	Pursuant to the Change in Control Agreements, these values are calculated using the Executive Officers’ bonus amounts for 2006, 2007 and 2008.

(5)	Pursuant to the Change in Control Agreements, these values are calculated using the Executive Officers’ bonus amounts for 2007, 2008 and 2009.

Interests of Non-Employee Directors

The non-employee directors of the Board are as follows:

Name	Position

John H. Abeles, M.D.	Director
Jack H. Halperin, Esq.	Director
Joel S. Kanter	Director
Erik H. Loudon	Director
Henry Tsutomu Tai, Ph.D., M.D.	Director

Treatment of Equity Awards

The non-employee directors are not party to the Change in Control Agreements with the Company. As a result, any stock options, restricted stock units or unvested restricted stock held by the non-employee directors will be treated in accordance with the Merger Agreement. The Merger Agreement provides that at the Effective Time, (i) each outstanding stock option under the Company’s equity incentive plans, whether vested or unvested, will be canceled, and in exchange each holder thereof will receive an amount in cash equal to the excess (if any) of the Offer Price over the exercise price per Share, multiplied by the number of Shares subject to such stock option; (ii) each restricted stock unit, whether vested or unvested, under the Company’s equity incentive plans that is outstanding will be canceled, and in exchange each holder thereof will receive an amount in cash equal to the product of the Offer Price and the number of restricted stock units; and (iii) each share of unvested restricted stock granted under the Company’s equity incentive plans will vest and thereafter be canceled and converted into the right to receive the Offer Price, on the terms and conditions set forth in the Merger Agreement. Restricted stock that had previously vested will, like the other Shares, be canceled and converted into the right to receive the Offer Price, on the terms and conditions set forth in the Merger Agreement.

The non-employee directors of the Company do not hold any options to acquire Shares with an exercise price below the Offer Price and do not hold any restricted stock units.

Unvested Restricted Stock Held by Non-Employee Directors

On December 4, 2008, the Board authorized the grant of 5,000 shares of restricted stock to each of the non-employee directors of the Company, effective January 2, 2009. Typically, these shares would vest on the first anniversary of the grant date. Pursuant to the Merger Agreement, however, at the Effective Time, each share of unvested restricted stock held by the non-employee directors will vest and thereafter be canceled and converted into the right to receive the Offer Price, on the terms and conditions set forth in the Merger Agreement. Each non-employee director will be entitled to receive the Offer Price for his 5,000 shares of unvested restricted stock for a total of $63,250. The five non-employee directors will collectively be entitled to receive a total of $316,250 for their 25,000 shares of unvested restricted stock.

Other Interests of Executive Officers and Non-Employee Directors

Company Stock Options

Currently, Mr. Earhart is the only director or Executive Officer with outstanding options to acquire Shares with exercise prices below the Offer Price. All of the options held by Mr. Earhart have previously vested pursuant to their terms. Pursuant to the Merger Agreement, the Company’s 1996 Stock Incentive Plan (the “1996 Plan”) and the Company’s Amended and Restated 2001 Equity Incentive Plan (the “2001 Plan”), any stock options outstanding at the Effective Time will be canceled, and in exchange Mr. Earhart will receive an amount in cash equal to the excess of the Offer Price over the exercise price per Share, multiplied by the number of Shares subject to such stock option. The following table sets forth the payments Mr. Earhart will receive for his outstanding stock options as described above, assuming that all of them remain outstanding at the Effective Time.

				Grant Date
	Grant		Exercise	Market	Outstanding	Total Option
Grantee	Date	Shares	Price(1)	Value	& Exercisable	Spread(2)

Donald M. Earhart	12/31/99	192,000	$3.37	$3.97	192,000	$1,781,760
Donald M. Earhart	12/31/99	66,766	$0.00	$3.97	66,766	$844,590
Donald M. Earhart	12/31/99	40,366	$0.00	$3.97	40,366	$510,629
Donald M. Earhart	1/1/01	113,282	$0.00	$1.50	113,282	$1,433,017
Donald M. Earhart	1/1/01	105,000	$1.28	$1.50	105,000	$1,193,850
Donald M. Earhart	1/4/01	25,000	$1.28	$1.50	25,000	$284,250
					Total	$6,048,096

(1)	For certain grants of Company Stock Options with respect to which the exercise price is to be paid by the Company, the effective price to the grantee of $0.00 is shown.

(2)	Based on the Offer Price of $12.65, less the effective exercise price of the unexercised stock options.

The summaries of the 2001 Plan and the 1996 Plan are qualified in their entirety by reference to such plans, which are attached hereto as Exhibits (e)(3) and (4), respectively, and are incorporated by reference herein.

In addition to the options held by Mr. Earhart, the unvested restricted shares held by the Executive Officers discussed above (which will be accelerated at the Acceptance Time pursuant to the Change in Control Agreements) and the unvested restricted shares held by the non-employee directors (which will be accelerated at the Effective Time pursuant to the Merger Agreement), each of the directors and Executive Officers of the Company currently holds Shares that are required to be tendered in the Offer, pursuant to the terms and conditions of the Tender and Support Agreement, as follows: Mr. Earhart — 835,379 Shares, Mr. Talevich — 77,531 Shares, Mr. Dal Porto — 237,298 Shares, Dr. Abeles — 332,500 Shares, Mr. Halperin — 23,000 Shares, Mr. Kanter — 72,893 Shares, Mr. Loudon — 14,000 Shares and Dr. Tai — 294,140 Shares. The directors and Executive Officers, together with any parties through whom they may possess beneficial ownership of such shares, will receive an aggregate amount of $23,867,274 for these 1,886,741 Shares at the Acceptance Time.

Indemnification

The Merger Agreement provides that, after the Effective Time and for a period of six years thereafter, Parent will, or will cause the surviving company to, indemnify and hold harmless each current (as of the Effective Time) and each former officer and director of the Company or its subsidiaries (collectively, the “Indemnified Parties”) from and against any and all claims, losses, liabilities, damages, judgments, inquiries, fines and fees, costs and expenses, including actual attorneys’ fees and disbursements, incurred in connection with any action, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was an officer or director of the Company or any of its subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law and required under the certificate of incorporation and bylaws of the Company (or, as relevant, those of a subsidiary) as in effect on the date of the Merger Agreement. In the Merger Agreement, Parent and the Company agreed that for a period of six years after the Effective Time, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the certificate of incorporation of the Company (or, as relevant, those of a subsidiary), the bylaws of the Company (or, as relevant, those of a subsidiary) or in any indemnification agreement between an Indemnified Party and the Company (or, as relevant, a subsidiary) shall not be amended, repealed or otherwise modified in any manner that would adversely affect any rights of the Indemnified Parties thereunder. Prior to the Effective Time, Parent will pay for and cause to be obtained and put into effect by the Effective Time, one or more prepaid “tail” insurance policies for the individuals who were covered under the Company’s or its subsidiaries’ existing directors’ and officers’ insurance policies as of the date of the Merger Agreement, with a claims period of at least six years from the Effective Time, with terms and conditions that are, when taken as a whole, at least as favorable as the directors’ and officers’ liability insurance and fiduciary liability insurance policies currently maintained by the Company and its subsidiaries, for claims arising from facts or events that occurred at or prior to the Effective Time. The maximum aggregate premium for such “tail” insurance policies that Parent will be required to expend is an amount equal to three hundred percent of the annual directors’ and officers’ insurance premiums for the Company’s and its subsidiaries’ current fiscal year. The foregoing rights are not exclusive of any other rights the Indemnified Parties have to indemnification, whether pursuant to law, contract or otherwise.

Each of the Company’s directors and Executive Officers has entered into an indemnification agreement with the Company (collectively, the “Indemnification Agreements”). The Indemnification Agreements provide that the Company will indemnify the directors and Executive Officers of the Company to the fullest extent permitted by law against expenses and damages if the Indemnified Party is, or is threatened to be made, a party to or participant in a legal proceeding by reason of his status as a director, officer, employee, agent or fiduciary of the Company or by reason of the fact that he is or was serving at the request of the Company as a director, officer, employee, agent or fiduciary of any other entity (including, but not limited to, another corporation, partnership, joint venture, trust or employee benefit plan) or by reason of anything done or not done by the Indemnified Party in any such capacity. The Indemnification Agreements further provide that the Company will advance the expenses of the directors and Executive Officers incurred in any such proceedings prior to final disposition of the claim. In any dispute concerning the entitlement of any director or Executive Officer to indemnification, the directors and Executive Officers will be presumed entitled to indemnification, and the Company will have the burden of proving otherwise.

The foregoing summaries are qualified in their entirety by reference to the Merger Agreement and the form of Indemnification Agreement, which are attached hereto as Exhibits (e)(1) and (e)(24), respectively, and are incorporated herein by reference.

Representation on the Company’s Board of Directors

The Merger Agreement provides that, after Purchaser has caused payment to be made for the Shares tendered pursuant to the Offer (which would mean that the Minimum Condition and all other conditions to the Offer have been satisfied or duly waived by Purchaser), Parent will be entitled to elect or designate the number of directors on the Company’s Board, rounded up to the next whole number, as is equal to the product of the total number of directors multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser and their affiliates bears to the total number of Shares then outstanding. The Company has agreed, upon request of Parent, to use all commercially reasonable efforts, subject to compliance with applicable laws and the certificate of incorporation and bylaws of the Company, to cause Parent’s designees to be elected or appointed to the Board, including increasing the size of the Board and/or seeking the resignation of one or more incumbent directors. The Company has also agreed to use all commercially reasonable efforts, subject to compliance with applicable laws and the certificate of incorporation and bylaws of the Company, to cause individuals designated by Parent to have equivalent representation on each committee of the Board and on each board of directors of each subsidiary of the Company. In connection with the foregoing, the Company is providing to its stockholders an Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, which is attached as Annex B to this Schedule 14D-9 and is incorporated by reference herein.

Notwithstanding the foregoing, the Merger Agreement provides that the Company will use its commercially reasonable efforts to ensure that at least three of the members of the Board as of October 8, 2009, who are independent (the “Independent Directors”), for purposes of Rule 10A-3 under the Exchange Act, remain on the Board until the Merger has been consummated. The Board has selected Mr. Halperin, Mr. Kanter and Dr. Tai as the Independent Directors, and they have agreed to so act. If there are fewer than three Independent Directors on the Board for any reason, the Board will cause a person designated by the remaining Independent Directors to fill such vacancy, and the person so designated will be deemed an Independent Director for all purposes of the Merger Agreement.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated by reference herein.

Item 4.	The Solicitation or Recommendation.

At a meeting held on October 7, 2009, the Board unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement were fair to, and in the best interests of, the Company and its stockholders; (ii) adopted and approved the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and declared the advisability of the Merger Agreement and the transactions contemplated by the Merger Agreement, in accordance with the relevant provisions of the DGCL; (iii) resolved to recommend that the Company’s stockholders tender their shares of common stock in the Offer and, if required by the DGCL, directed that the Merger Agreement be submitted to the stockholders of the Company for their adoption and approval; (iv) confirmed the treatment of stock options, restricted stock units and unvested restricted stock granted under the Company’s equity incentive plans, in accordance with the terms of the Merger Agreement as described in Item 3 of this Statement; (v) approved the preparation, execution and delivery of an amendment to the Rights Agreement to exempt therefrom the Merger Agreement, the Tender and Support Agreements and the transactions contemplated thereby; and (vi) adopted a resolution rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Offer, the Merger Agreement and the other transactions contemplated by the Merger Agreement.

THE COMPANY’S BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS
ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

Background of the Offer

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. During this period, representatives of the Company held many conversations, both by telephone and in person, about possible strategic and restructuring alternatives, including the sale of the Company, the sale of certain assets or subsidiaries of the Company, and capital raising or other investment transactions. The chronology below covers only the key events leading up to the Merger Agreement and does not purport to catalogue every conversation among representatives of the Company or between representatives of the Company and other parties.

The Company began exploring strategic alternatives in November 2005. In February 2006, the Board decided that the first step toward realizing maximum stockholder value would be a sale of its former subsidiary, InfuSystem, Inc. Following the consummation of the sale of InfuSystem, Inc. in October 2007, the Board continued its exploration of strategic options and, on January 3, 2008, engaged Goldman, Sachs & Co. (“Goldman Sachs”) to assist with the process of exploring strategic alternatives. The Board selected Goldman Sachs as its financial advisor, after interviewing and considering a number of potential financial advisors, because Goldman Sachs is an internationally recognized investment banking firm that has substantial expertise in the Company’s industry and experience in transactions similar to the transactions contemplated by the Merger Agreement as well as in transactions that represented potential strategic alternatives.

On April 1, 2008, representatives from the Company and Parent held an initial teleconference to preliminarily discuss possible joint venture or product distribution opportunities regarding infection control, pain management and critical care products.

Effective April 1, 2008, the Company and Parent entered into a Confidential Disclosure Agreement which provided that, for a one-year term, the parties may disclose confidential and proprietary information to one another for the purposes described in the preceding paragraph. The agreement required, among other things, that each party generally not disclose the other party’s confidential information for a term of three years.

On May 29, 2008, representatives from the Company and Parent met at the Company’s offices in Lake Forest, California. The Company representatives outlined the Company’s immediate and longer-term corporate objectives. The parties also discussed product distribution opportunities.

Following the May 29, 2008 meeting, the Company and Parent held periodic discussions regarding product distribution opportunities. By the end of September 2008, the companies agreed to cease discussions due to their inability to reach a mutually agreeable distribution arrangement.

Approximately one year later, during the week of May 11, 2009, a Goldman Sachs representative had a telephonic conversation with a third party (“Party A”) on a range of different topics, including an inquiry from Party A regarding a potential strategic transaction with the Company at a significant premium to the market price at that time. Goldman Sachs informed Party A that the Board was planning to meet the next week and that discussions could potentially continue following that time depending on the outcome of the Board’s discussions.

On May 21, 2009, the Board convened an in-person meeting at which representatives of Goldman Sachs presented the Board with a market and industry update, reviewed preliminary financial analysis and discussed Goldman Sachs’ preliminary list of parties that might be interested in an acquisition of the Company. At that meeting the Board authorized Goldman Sachs to initiate a formal sales process designed to inform and solicit bids from a broad range of potential bidders, including both U.S. and foreign potential buyers.

Promptly after May 21, 2009, the Company began to prepare an electronic data room wherein interested parties that executed confidentiality agreements and submitted acceptable preliminary proposals could review extensive documentation pertaining to the Company and its subsidiaries.

On April 1, 2009, an executive from a portfolio company created by another third party specifically for the purpose of acquiring medical device companies (collectively, “Party B”) had an in-person meeting with Company management regarding Party B’s potential interest in a transaction with the Company. After May 21, 2009, Mr. Earhart suggested that the executive contact Goldman Sachs regarding the possible participation of Party B in a sale process.

On June 3, 2009, Party B contacted Goldman Sachs to request additional information about the Company. On June 4, 2009, Party B and Goldman Sachs engaged in an initial discussion regarding the sale process.

During the week of June 15, 2009, at the Company’s request, Goldman Sachs began contacting potentially interested parties. Ultimately, Goldman Sachs contacted 40 potentially interested parties, 39 of which were potentially interested in acquiring the Company for strategic reasons and one of which (Party B) was potentially interested in acquiring the Company as a financial investment. As noted above, Party B initiated contact with the Company. Goldman Sachs otherwise focused on contacting strategic bidders, as financial bidders were not expected to be competitive relative to strategic bidders.

On June 16, 2009, Goldman Sachs made an initial telephone call to Parent regarding a possible strategic transaction with the Company. Goldman Sachs stated that it had been retained by the Company to serve as the Company’s financial advisor in exploring strategic options available to the Company, including a possible sale of the Company. Goldman Sachs also noted that it had initiated a competitive auction process to identify potential purchasers of the Company and was contacting Parent to determine its interest.

On June 29, 2009, Goldman Sachs contacted another third party (“Party C”) via telephone regarding a potential strategic transaction with the Company.

On July 1, 2009, Company management and Goldman Sachs met with Party A to discuss a possible transaction. The parties held a preliminary discussion regarding the issues presented by the transaction. The Company’s management also responded to certain questions presented by Party A.

On or about July 14, 2009, Goldman Sachs sent letters to the interested parties (including Parent) instructing them as to the procedures to follow in pursuing a possible acquisition of the Company, including the date on which preliminary proposals were due from all interested parties.

On July 22, 2009, at the Company’s request, Goldman Sachs contacted another third party (“Party D”) regarding Party D’s interest in signing a confidentiality agreement and participating in the sale process.

Between June 16, 2009 and July 30, 2009, the Company executed confidentiality agreements with 14 potential buyers to allow for the exchange of information, including confidentiality agreements with Parent and Parties A, B, C and D (the confidentiality agreement with Parent was entered into on June 30, 2009). The 14 potential buyers included U.S. and foreign companies. During this time, Goldman Sachs sent each of the potential buyers that executed a confidentiality agreement a detailed memorandum that described various aspects of the Company and its subsidiaries and other confidential information that was prepared by the Company and its advisors in preparation for a possible transaction (the “Confidential Information Memorandum”).

On August 6, 2009, the Company received preliminary proposals from Parties A, B, C and D, each of which indicated an interest to acquire all of the outstanding Shares in exchange for cash. The proposals ranged from $8.76 per Share to $14.00 per Share with $8.76 representing a price specifically proposed by one party and $14.00 representing the high end of a range of prices proposed by another party. None of the proposals was subject to any financing condition.

Parent also sent a preliminary proposal to Goldman Sachs on August 6, 2009. Under Parent’s proposal, all outstanding Shares of the Company would be acquired for an amount between $8.50 and $9.50 per Share in cash. Parent also proposed the possibility of consideration payable in shares of Parent’s common stock or a combination of such stock and cash. While the proposal stated that the source of the cash could be from public debt markets or bank debt, the transaction would not be subject to any financing contingencies.

The other nine parties that entered into confidentiality agreements with the Company either declined to proceed further or did not submit a preliminary proposal.

On August 11, 2009, the Board met telephonically to discuss the preliminary proposals and discuss potential responses. Goldman Sachs provided a comprehensive report and analysis of the process to date. The five preliminary proposals that had been received were reviewed and analyzed. After this discussion, Goldman Sachs was excused from the meeting and the Board continued with its deliberations. This included a review of the risks to the Company and its stockholders from the increasing number of chondrolysis complaints. The Board thereafter authorized Goldman Sachs and the Company’s management to continue to move forward in its discussions with all five potential buyers.

On August 12, 2009, Goldman Sachs notified Parent that the Board had met on August 11, 2009 to review participants’ preliminary proposals. Goldman Sachs stated that, based on Parent’s August 6, 2009 preliminary proposal, Parent would be invited to participate in the second round of the sale process.

On August 12, 2009 and August 13, 2009, Goldman Sachs provided additional information to the bidders in response to the preliminary proposals. Following receipt of this information, Party D decided to cease pursuing a potential transaction.

On August 14, 2009, Parent and Parties A, B and C were given access to the electronic data room. Between August 14, 2009 and September 29, 2009, these bidders reviewed the contents of the electronic data room, met with the Company’s management and made various site visits to the Company to engage in due diligence.

On or about August 28, 2009, Goldman Sachs sent a second-round process letter to each of Parent and Parties A, B and C inviting each to submit a final proposal for the acquisition of 100% of the outstanding capital stock of the Company no later than Tuesday, September 29, 2009. The second-round process letter was accompanied by a draft merger agreement (the “Initial Merger Agreement”) for the proposed acquisition and encouraged the interested parties to submit a marked draft of the Initial Merger Agreement by Tuesday, September 22, 2009.

On September 18, 2009, Party C informed the Company that it was no longer interested in pursuing a potential transaction with the Company at that time.

On September 23, 2009, Parent submitted a revised draft of the Initial Merger Agreement to Goldman Sachs. On September 28, 2009, Sidley Austin LLP (“Sidley Austin”), legal counsel to Parent, and representatives from Citigroup Global Markets Inc. (“Citi”), financial advisor to Parent, had conversations with the Company’s legal counsel, Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), and representatives from Goldman Sachs regarding material issues with respect to such revised draft of the Initial Merger Agreement. Neither Party A nor Party B submitted a revised draft of the Initial Merger Agreement.

In the days leading up to September 29, 2009, Goldman Sachs contacted Party A to determine whether Party A was interested in submitting a final proposal, but Party A did not submit such a proposal.

Parent submitted a final proposal to Goldman Sachs on September 29, 2009 to purchase all of the outstanding Shares for a cash price of $12.00 per Share. Parent’s proposal was not subject to any financing contingencies. The proposal was contingent upon Parent and the Company reaching mutual agreement on the terms and conditions of a merger agreement and would be subject to customary closing conditions to a tender offer and merger. Parent also stated that it believed a transaction could be announced as early as the week of October 5, 2009.

Party B also submitted a final proposal on September 29, 2009, based on substantial due diligence, discussions with management and the Confidential Information Memorandum, for $9.00 per Share in cash. Party B also alternatively expressed interest in potentially making a cash investment in the Company in exchange for a minority stake and assuming management control of the Company.

Between September 29, 2009 and October 2, 2009, Goldman Sachs engaged in discussions with both Parent and Party B regarding their final proposals and requested that Parent submit an increased final proposal. On October 1, 2009, Gibson Dunn sent a revised draft of the Initial Merger Agreement to Sidley Austin. On October 2, 2009 and based on these discussions, Parent agreed to increase its proposal to $12.65 in cash per Share, which Parent characterized as its best and final proposal. Sidley Austin had further conversations with Gibson Dunn regarding material issues with respect to the revised draft of the Initial Merger Agreement.

Also on October 2, 2009, the Board met telephonically to discuss the final proposals and the increase in Parent’s proposal price. At the meeting, Gibson Dunn advised the Board on its fiduciary duties in connection with a potential sale of the Company, reviewed a memorandum on this subject that was previously distributed to the Board on September 29, 2009, and responded to questions. The Board extensively discussed the proposed transaction as well as other strategic alternatives available to the Company. The Board discussed with Gibson Dunn the implications of specific terms of Parent’s proposal and what effect those terms would have on the timing and structure of the transaction. The Board also discussed the potential obstacles presented by the proposal and consulted with its advisors regarding those matters. Goldman Sachs presented various financial analyses related to the Company and responded to Board questions. The extensive Board discussions also included a risk evaluation of the chondrolysis cases filed against the Company. Before the meeting was concluded, the Board authorized Goldman Sachs and the Company’s management to move forward with negotiations with Parent.

From October 3 through October 7, 2009, Gibson Dunn, Goldman Sachs, Sidley Austin, Citi, the Company and Parent continued to discuss the revised Initial Merger Agreement and certain provisions that were still subject to further negotiation, including representations and warranties, conditions to closing, the definition of “Material

Adverse Effect” and events triggering the payment of a termination fee. At the conclusion of such discussions, on October 7, 2009, Gibson Dunn sent to Sidley Austin a substantially final draft of the Merger Agreement.

On October 7, 2009, the Board held an in-person meeting to review the substantially final draft of the Merger Agreement. The Board reviewed the various strategic alternatives that the Board had explored or pursued. Gibson Dunn again provided a description of the Board’s fiduciary duties related to the potential sale of the Company. Gibson Dunn also provided a detailed summary of the material provisions of the proposed Merger Agreement and the proposed Tender and Support Agreement and responded to questions.

At the same meeting, representatives of Goldman Sachs presented various financial analyses related to the Company and the proposed transaction and delivered an oral opinion, which was subsequently confirmed by delivery of a written opinion, that as of the date of its opinion and based upon and subject to the factors, assumptions, qualifications and limitations on the review set forth therein, the $12.65 per Share in cash to be paid to the holders (other than Parent, Purchaser and their affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

After extensive discussion, the Board unanimously (i) determined that the Offer, the Merger, and the other transactions contemplated by the Merger Agreement were fair to, and in the best interests of, the Company and its stockholders; (ii) adopted and approved the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and declared the advisability of the Merger Agreement and the transactions contemplated by the Merger Agreement, in accordance with the relevant provisions of the DGCL; (iii) resolved to recommend that the Company’s stockholders tender their shares of common stock in the Offer and, if required by the DGCL, directed that the Merger Agreement be submitted to the stockholders of the Company for their adoption and approval; (iv) confirmed the treatment of stock options, restricted stock units and unvested restricted stock granted under the Company’s equity incentive plans, in accordance with the terms of the Merger Agreement as described in Item 3 of this Statement; (v) approved the preparation, execution and delivery of an amendment to the Rights Agreement to exempt therefrom the Merger Agreement, the Tender and Support Agreements and the transactions contemplated thereby; and (vi) adopted a resolution rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Offer, the Merger Agreement and the other transactions contemplated by the Merger Agreement.

The Merger Agreement, substantially in the form approved by the Board, was subsequently executed and delivered by the Company, Parent and Purchaser on October 8, 2009. On October 9, 2009, and prior to the opening of trading on The Nasdaq Stock Market and the New York Stock Exchange, the Company and Parent issued a joint press release announcing that they had entered into the Merger Agreement.

Reasons for the Recommendation of the Offer and the Merger

In evaluating the Offer, the Merger and the Merger Agreement, the Board consulted with the Company’s management, legal counsel and financial advisor. In reaching its decision that the Offer and the Merger are advisable and fair to, and in the best interests of, the Company’s stockholders, and in reaching its recommendation that stockholders tender their Shares in the Offer and, if applicable, vote in favor of the Merger, the Board considered a number of reasons, including the following material reasons, that the Board viewed as supporting its recommendation.

•	Strategic Alternatives to Sale Transaction. Throughout the process that the Board conducted to evaluate strategic alternatives available to the Company, the Board considered possible alternatives to the proposed transaction with Parent, including continuing to execute on its strategic plan as an independent company. The Board concluded (after taking into account the current and historical financial condition, results of operations, competitive position, business prospects, opportunities and strategic objectives of the Company, including the potential risks involved in achieving those prospects and objectives) that on a risk-adjusted basis, the Offer Price is greater than the long-term value inherent in the Company as a stand-alone entity.

•	Solicitation of Other Parties Prior to Execution of the Merger Agreement. The Board considered that it, with the assistance of Goldman Sachs, had discussions with numerous third parties in connection with the Board’s strategic review process, and determined that Parent’s offer was the most attractive offer for the Company’s stockholders resulting from that process.

•	Risks and Uncertainties Associated With Chondrolysis-Related Product Liability Claims. The Board carefully considered the uncertainties and attendant risks relating to the increasing number of chondrolysis-related product liability claims being experienced by the Company and its competitors. The Board noted multiple uncertainties regarding these claims, including the outcome of litigation concerning these claims and the effect such outcome may have on the Company and the industry generally, the lack of a current scientific consensus as to the cause or causes of chondrolysis, and the availability and sufficiency of insurance covering these claims. The Board further noted that the first chondrolysis product liability lawsuit pending against the Company was set to go to trial in Oregon state court in January 2010. The Board carefully considered the risks associated with an adverse outcome in this lawsuit or any other chondrolysis litigation involving the Company, including the precedential risk of an adverse outcome in such litigation involving other industry participants. The Board noted that the Company faced the risk of potential uninsured losses from the disposition of chondrolysis claims, ongoing and significant expenses and diversion of management attention and resources in connection with the defense of these claims, and the risk that adverse developments with respect to these claims (including adverse findings of scientific studies regarding chondrolysis) could materially adversely affect the demand for and marketability of the Company’s products and materially adversely affect the Company’s results of operations and financial condition.

•	The Financial Presentation and Opinion of Goldman, Sachs & Co. The Board considered the financial presentation, dated October 7, 2009, and oral opinion of Goldman Sachs (which was confirmed in writing by delivery of Goldman Sachs’ written opinion dated October 8, 2009) to the effect that, based on and subject to the various assumptions and limitations set forth in the written opinion and as of the date of such opinion, the Offer Price to be paid to the holders of Shares (other than Parent, Purchaser and their affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The opinion of Goldman Sachs is discussed in further detail below and the full text of the written opinion of Goldman Sachs, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Goldman Sachs in connection with the opinion, is attached hereto as Annex A.

•	Timing and Certainty of Completion. The Board considered the anticipated timing and degree of certainty of consummation of the Offer, including the structure of the transaction as a tender offer for all Shares. This transaction structure may enable the Company’s stockholders to receive the Offer Price and obtain the benefits of the transaction more promptly than might be the case in other transaction structures. In terms of relative certainty of closing, the Board noted that post-signing chondrolysis-related events (among other exclusions) would not be a basis for the Merger Agreement to be terminated.

•	Ability to Respond to Certain Unsolicited Takeover Proposals. The Board considered the Company’s ability under certain circumstances to engage in negotiations or discussions with, and to provide information to, any third party that, after the date of the Merger Agreement, were to make a bona fide competing acquisition proposal.

•	Ability to Terminate the Merger Agreement to Accept a Superior Proposal. The Board considered the Company’s ability, following possible receipt of a competing acquisition proposal after the date of the Merger Agreement (but prior to the Acceptance Time) that is more favorable from a financial point of view to the Company’s stockholders, to change its recommendation with respect to the Offer and the Merger and terminate the Merger Agreement if certain conditions are satisfied, including that the competing proposal is bona fide, that the Company has complied with applicable provisions of the Merger Agreement, that (after consulting with the Company’s outside counsel and financial advisor) the Board determines in good faith that the proposal is more favorable to the Company’s stockholders from a financial point of view and is reasonably likely to be completed on the terms proposed on a timely basis and that the failure to pursue the proposal would constitute a breach of the Board’s fiduciary duties to the stockholders of the Company, notwithstanding that the Company would be required to pay Parent a termination fee and/or expenses of up to $12,836,000 in the aggregate.

In addition to the reasons set forth above, the Board considered the following potentially negative reasons not to consummate the Offer and the Merger:

•	Discouraging Other Prospective Buyers. The Board considered that entering into a definitive agreement with Parent, and that certain provisions of the Merger Agreement, such as the non-solicitation and termination fee provisions, may have the effect of discouraging other prospective buyers from pursuing a more advantageous business combination with the Company.

•	Transaction Costs. The Board considered the significant costs involved in connection with entering into the Merger Agreement and completing the Offer and the Merger and the related disruptions to the operation of the Company’s business, including the risk that the operations of the Company would be disrupted by employee concerns or departures, or changes to or termination of the Company’s relationships with its customers, suppliers and/or distributors, following announcement of the Offer and the Merger.

•	Interim Restrictions on Business. The Board considered that, pursuant to the Merger Agreement, the Company is required to obtain Parent’s consent before it can take a variety of actions during the period of time between the signing of the Merger Agreement and the closing of the Merger.

•	Effect of Failure to Complete Transactions. The Board considered the potential adverse effect on the Company’s business, stock price and ability to attract and retain key management personnel if the Offer and the Merger were announced but not consummated.

•	Interests of Management. The Board considered the fact that some of the Company’s executives may have interests in the Offer and the Merger that are different from, or in addition to, those of the Company’s stockholders, as a result of agreements referred to in Item 3 of this Statement.

The Board concluded, however, that many of these risks could be managed or mitigated by the Company or were unlikely to have a material effect on the Company, the Offer or the Merger and that, overall, the risks, uncertainties, restrictions and potentially negative reasons not to consummate the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

The Board did not assign relative weights to the foregoing reasons or determine that any factor was of particular importance. Rather, the members of the Board viewed their position and recommendation as being based on the totality of the information presented to and considered by them. Individual members of the Board may have given different weight to different factors.

The foregoing discussion of reasons considered by the Board is not meant to be exhaustive but includes the material reasons considered by the Board in approving the Merger Agreement and the transactions contemplated by the Merger Agreement and in recommending that stockholders accept the Offer, tender their Shares and approve the Merger Agreement and the Merger.

Intent to Tender

After reasonable inquiry and to the best knowledge of the Company, the directors and Executive Officers of the Company who own Shares intend to tender in the Offer all such Shares that each person owns of record or beneficially. See Item 3 for a discussion of the Tender and Support Agreement to which all of the directors and Executive Officers of the Company are parties and for a discussion of the treatment of common stock held by such persons at the time of the Merger and the treatment of outstanding stock options, restricted stock units and unvested restricted stock held by such persons in connection with the Merger.

Opinion of Goldman, Sachs & Co.

Goldman Sachs rendered its opinion to the Board that, as of October 8, 2009 and based upon and subject to the factors and assumptions set forth therein, the $12.65 per Share in cash to be paid to the holders (other than Parent, Purchaser and their affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated October 8, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A and incorporated by reference herein. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the transactions contemplated by the Merger Agreement (the “Transactions”). The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Transactions, or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2008;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders;

•	certain publicly available research analyst reports for the Company; and

•	certain internal financial analyses and forecasts for the Company prepared by its management, as approved for Goldman Sachs’ use by the Company (the “Forecasts”).

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition, and future prospects of the Company, including certain regulatory and litigation risks. In addition, Goldman Sachs reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the healthcare industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as Goldman Sachs considered appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, accounting, tax and other information provided to, discussed with or reviewed by it and Goldman Sachs does not assume any liability for any such information. In that regard, Goldman Sachs assumed with the consent of the Company that the Forecasts had been reasonably prepared on a basis reflecting the best then-currently available estimates and judgments of the management of the Company. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of the Company or any of its subsidiaries furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to its analysis. Goldman Sachs also assumed that the Transactions will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis. In addition, Goldman Sachs did not express any opinion as to the impact of the Transactions on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay its obligations when they come due, and Goldman Sachs’ opinion does not address any legal, regulatory, tax or accounting matters nor does it address the underlying business decision of the Company to engage in the Transactions or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the $12.65 per Share in cash to be paid to the holders (other than Parent, Purchaser and their affiliates) of Shares pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the Transactions or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transactions, including, without limitation, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transactions, whether relative to the $12.65 per Share in cash to be paid to the holders (other than Parent, Purchaser and their affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions, as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 6, 2009 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis.  Goldman Sachs reviewed the historical trading prices and volumes for the Shares for the two-year period ended October 6, 2009. In addition, Goldman Sachs analyzed the consideration to be paid to holders of Shares pursuant to the Merger Agreement in relation to (1) the closing price of the Shares on October 6, 2009 and the closing prices of Shares one month, three months, six months and twelve months prior; (2) the volume-weighted average prices for the three-month, six-month, twelve-month and two-year periods ending October 6, 2009; and (3) the high closing price of the Shares for the twelve-month period ended October 6, 2009.

This analysis indicated that the price per Share to be paid to holders pursuant to the Merger Agreement represented:

•	a premium of 3.7% based on the closing market price per Share of $12.20 on October 6, 2009;

•	a premium of 41.3% based on the closing market price per Share of $8.95 one month prior on September 8, 2009;

•	a premium of 93.4% based on the closing market price per Share of $6.54 three months prior on June 6, 2009;

•	a premium of 230.3% based on the closing market price per Share of $3.83 six months prior on April 6, 2009;

•	a premium of 68.7% based on the closing market price per Share of $7.50 twelve months prior on October 6, 2008;

•	a premium of 44.2% based on the volume-weighted average closing price per Share of $8.77 for the three-month period ended October 6, 2009;

•	a premium of 83.7% based on the volume-weighted average closing price per Share of $6.89 for the six-month period ended October 6, 2009;

•	a premium of 122.2% based on the volume-weighted average closing price per Share of $5.69 for the twelve-month period ended October 6, 2009;

•	a premium of 26.5% based on the volume-weighted average closing price per Share of $10.00 for the two-year period ended October 6, 2009; and

•	a premium of 1.6% based on the high closing price per Share of $12.45 for the twelve-month period ended October 6, 2009.

Discounted Cash Flow Analysis.  Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using the Forecasts to determine indications of implied equity values per Share based on the present value as of September 30, 2009 of the standalone, unlevered, after-tax estimated free cash flows of the Company and net operating losses available to the Company. Goldman Sachs calculated indications of net present value of free cash flows for the Company for the years ending December 31, 2009 through December 31, 2014 using discount rates ranging from 12.5% to 14.5%, based on a weighted average cost of capital analysis for the Company. Goldman Sachs also applied perpetuity growth rates ranging from 1.0% to 5.0%, based on guidance of the Company’s management, to the projected cash flows for the year ending December 31, 2014 to calculate a range of illustrative terminal values for the Company. These illustrative terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 12.5% to 14.5%. This analysis resulted in a range of implied present values of the equity value per Share of $10.61 to $16.61. Using the same range of discount rate assumptions and a 3.0% perpetuity growth rate, Goldman Sachs also performed an illustrative sensitivity analysis on a range of levels of achievement of the Company’s U.S. revenue forecasts for its ON-Q® products, which resulted in a range of implied present values of the equity value per Share of $7.37 to $14.02.

Selected Transactions Analysis.  Goldman Sachs analyzed certain information relating to the following selected transactions in the healthcare industry since January 2007 (listed by acquirer then target):

•	September 2009: Covidien plc — Aspect Medical Systems, Inc.

•	May 2009: Covidien, Ltd. — VNUS Medical Technologies, Inc.

•	January 2009: Abbott Laboratories — Advanced Medical Optics Inc.

•	December 2008: Johnson & Johnson — Mentor Corporation

•	November 2008: Johnson & Johnson — Omrix Biopharmaceuticals, Inc.

•	September 2008: Getinge AB — Datascope Corporation

•	July 2008: General Electric Company — Vital Signs, Inc.

•	May 2008: Nordic Capital Fund VII and Avista Capital Partners L.P. — ConvaTec business of Bristol-Myers Squibb Company

•	April 2008: Kinetic Concepts Inc. — LifeCell Corporation

•	February 2008: MEDRAD, Inc. — Possis Medical, Inc.

•	December 2007: Koninklijke Philips Electronics N.V. — Respironics, Inc.

•	November 2007: Olympus Corporation — Gyrus Group plc

•	November 2007: Getinge AB — Cardiac Surgery and Vascular Surgery businesses of Boston Scientific Corporation

•	July 2007: Medtronic, Inc. — Kyphon Inc.

•	July 2007: Teleflex Inc. — Arrow International Inc.

•	July 2007: ev3, Inc. — FoxHollow Technologies, Inc.

•	July 2007: ReAble Therapeutics, Inc. — DJO Incorporated

•	May 2007: Warburg Pincus LLC — Bausch & Lomb Incorporated

•	May 2007: Cardinal Health, Inc. — VIASYS Healthcare Inc.

•	March 2007: Smith & Nephew plc — Plus Orthopedics Holdings AG

•	February 2007: Cytyc Corporation — Adiana, Inc.

•	January 2007: Investor AB and Morgan Stanley Principal Investments — Mölnlycke Health Care AB

•	January 2007: Onex Corporation — Health Group of Eastman Kodak Company

•	January 2007: Advanced Medical Optics Inc. — IntraLase Corp.

For each of the selected transactions, Goldman Sachs calculated and compared enterprise value, which is the equity consideration paid plus the book value of debt, less cash, as a multiple of latest twelve months sales, enterprise value as a multiple of latest twelve months earnings before interest, taxes, depreciation and amortization, or EBITDA, enterprise value as a multiple of latest twelve months earnings before interest and taxes, or EBIT, and the premium of the per share equity consideration to the per share equity valuation one month prior to announcement. While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results, market size and product profile.

The following table presents the results of this analysis:

	Selected Transactions		Proposed
	Range	Median	Transaction

Enterprise Value/Latest Twelve Months Sales	1.0x - 9.0x	3.5x	1.9x
Enterprise Value/Latest Twelve Months EBITDA	9.9x - 42.9x	18.6x	287.2x
Enterprise Value/Latest Twelve Months EBIT	11.6x - 61.0x	26.0x	Not Meaningful(1)
Premium to One Month Prior Closing Price	9.5% - 297.8%	33.2%	41.3%

(1)	The Company has negative Latest Twelve Months EBIT and so the multiple is not meaningful.

Present Value of Future Share Price Analysis.  Goldman Sachs performed an illustrative analysis of the implied present value of the future price per Share, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings and its assumed price to future earnings per share multiple. For this analysis, Goldman Sachs used the Company’s earnings projections for the year 2011 as set forth in the Forecasts. Goldman Sachs calculated the implied present values per Share by applying price to forward earnings per share multiples ranging from 15.0x to 25.0x to an earnings per share estimate of $0.67 provided by the Company’s management, discounted to September 30, 2009, using discount rates ranging from 12.5% to 14.5%. This analysis resulted in a range of implied present values of $8.55 to $14.56 per Share.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or Parent or the Transactions.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Board as to the fairness from a financial point of view of the $12.65 per Share in cash to be paid to the holders (other than Parent, Purchaser and their affiliates) of Shares pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Merger Consideration was determined through arm’s-length negotiations between the Company and Parent and was approved by the Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

As described above, Goldman Sachs’ opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, Parent and any of their respective affiliates or any currency or commodity that may be involved in the Transactions for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the Transactions. Goldman Sachs also has provided certain investment banking and other financial services to Parent and its affiliates from time to time, including having acted as co-manager with respect to a public offering of Parent’s Floating Rate Notes due July 30, 2010, 6.125% Notes due August 1, 2017 and 6.625% Notes due August 1, 2037 (aggregate principal amounts $450,000,000, $950,000,000 and $700,000,000, respectively) in July 2007; and as joint book-running manager with respect to a public offering of Parent’s 7.5% Notes due November 1, 2018 (aggregate principal amount $500,000,000) in October 2008. Goldman Sachs also may provide investment banking and other financial services to the Company, Parent and their respective affiliates in the future. In connection with the above-described services Goldman Sachs has received, and may receive in the future, compensation.

The Board selected Goldman Sachs as its financial advisor, after interviewing and considering a number of potential financial advisors, because Goldman Sachs is an internationally recognized investment banking firm that has substantial expertise in the Company’s industry and experience in transactions similar to the Transactions as well as in transactions that represented potential strategic alternatives. Pursuant to a letter agreement dated January 3, 2008, the Company engaged Goldman Sachs to act as its financial advisor in connection with the evaluation of potential strategic alternatives. Pursuant to the terms of such letter agreement and a subsequent engagement letter dated October 7, 2009, the Company has agreed to pay Goldman Sachs a transaction fee of $5,000,000 (which consists of a $1,000,000 fee that was paid upon announcement of the Merger Agreement and a $4,000,000 fee that is payable at the Acceptance Time). In addition, the Company has agreed to reimburse Goldman Sachs for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Goldman, Sachs & Co.

The Company has retained Goldman Sachs as its financial advisor in connection with the Transactions. For services rendered in connection with the Transactions, the Company has agreed to pay Goldman Sachs a transaction fee of $5,000,000 (which consists of a $1,000,000 fee that was paid upon announcement of the Merger Agreement and a $4,000,000 fee that is payable at the Acceptance Time). In addition, the Company has agreed to reimburse Goldman Sachs for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Item 6.	Interest in Securities of the Subject Company.

No transactions in Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the best of the Company’s knowledge after a review of Form 4 filings, by any Executive Officer, director or affiliate of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not currently undertaking and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of Shares; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

Rights Agreement

In connection with the Merger Agreement, the Board adopted and approved, and the Company entered into, an amendment to the Rights Agreement to render the Rights Agreement inapplicable to the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

Delaware General Corporation Law

The Company is incorporated under the laws of the State of Delaware. The following provisions of the DGCL are therefore applicable to the Offer and the Merger, and the Tender and Support Agreement.

Short-Form Merger

Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after the completion of the Offer without a vote by the Company’s stockholders. Under the terms of the Merger Agreement and subject to the conditions contained therein, Purchaser has the option, exercisable after its purchase of Shares pursuant to the Offer, to purchase from the Company such number of Shares that, when added to the number of Shares owned by Purchaser, will constitute one Share more than 90% of the outstanding Shares on a fully diluted basis, as described in the Merger Agreement. However, such option will not be exercisable for a number of Shares in excess of the Company’s authorized and unissued Shares, if the issuance of Shares upon exercise of the option would require approval of the Company’s stockholders under the rules and regulations of The Nasdaq Stock Market or if, after the exercise of the option, Parent and Purchaser would not hold a sufficient number of Shares to effect the Merger without a vote by the Company’s stockholders. Purchaser may exercise the option at any point within 20 business days of the Acceptance Time. If Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer, such option or otherwise, a vote by the Company’s stockholders will be required under the DGCL to effect the Merger. If a vote by the Company’s stockholders is required, the Company will be required to comply with the federal securities laws and regulations, the DGCL and the provisions of its certificate of incorporation and by-laws governing votes of its stockholders. Among other matters, the Company will be required to prepare and distribute a proxy statement or information statement and, as a consequence, a longer period of time will be required to effect the Merger. This will delay payment of the Merger Consideration to stockholders who do not tender their Shares in the Offer. It is a condition to the completion of the Offer that more than 50% of the fully diluted Shares (together with the Shares that are directly or indirectly held by Purchaser), as described in the Merger Agreement, be tendered in the Offer. In addition, Parent and Purchaser will cause all of the Shares acquired by them in the Offer or otherwise owned by them, if any, to be voted in favor of the adoption of the Merger Agreement. If the Minimum Condition is satisfied and the Offer is consummated, the Shares owned by Purchaser would represent more than 50% of the outstanding Shares, comprising voting power sufficient to approve the Merger Agreement without the vote of any other stockholder. Accordingly, adoption of the Merger Agreement would be assured.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. If the Merger is consummated, holders of Shares at the Effective Time may have the right pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of their Shares. If appraisal rights are applicable, dissenting stockholders who comply with the applicable statutory procedures will be entitled, under Section 262 of the DGCL, to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the amount of the Merger Consideration or the market value of the Shares. The value so determined could be more or less than the Merger Consideration. Holders of Shares should be aware that an opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL.

With respect to the Merger, if no vote of the Company’s stockholders is required because Parent effects the Merger pursuant to Section 253 of the DGCL, then appraisal rights will be available in connection with such Merger.

Appraisal rights cannot be exercised at this time. If appraisal rights become available in connection with the Merger, the Company will provide additional information to the holders of Shares concerning their appraisal rights and the procedures to be followed in order to perfect their appraisal rights before any action has to be taken in connection with such rights.

Merger Moratorium Law

Section 203 of the DGCL prevents an “interested stockholder” (generally defined as a person that beneficially owns 15% or more of a corporation’s voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets, and a sale of stock) with a Delaware corporation for three years following the date such person became an interested stockholder unless:

(i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination;

(ii) upon consummation of the transaction in which the interested stockholder became an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or

(iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

The Board approved the Merger Agreement and the Transactions contemplated thereby for purposes of Section 203 of the DGCL on October 7, 2009, as described in Item 4 of this Statement above. Therefore, the restrictions of Section 203 of the DGCL will not apply to the Merger or the Transactions contemplated by the Merger Agreement.

Antitrust Laws

United States

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares by Parent pursuant to the Offer is subject to such requirements. Accordingly, the Offer will not be consummated until such time as Parent and the Company have filed a Notification and Report Form with respect to the Offer and the applicable waiting period has expired.

Foreign Competition Law Filings

The purchase of Shares by Purchaser pursuant to the Offer may be subject to the competition laws of certain foreign countries, which may require the filing of information with, or the obtaining of approval of, regulatory authorities. As of the date hereof, Parent has advised the Company that Parent believes that it (and potentially the Company) will be required to make such filings in Brazil.

Top-Up Option

The summary of the Top-Up Option in Section 11 of the Offer to Purchase is incorporated herein by reference.

Projected Financial Information

The Company does not, as a matter of course, publicly disclose projections as to its future financial performance. However, in connection with Parent’s due diligence review, the Company provided financial forecasts of its operating performance to Parent and, as described above, to its financial advisor, Goldman Sachs. The financial forecasts were updated during the process leading to the Offer to reflect developments and changes in circumstances deemed to affect such forecasts. Updated financial forecasts were provided to Parent prior to the submission of its final proposal. The updated financial forecasts summarized below (the “Projections”) were used by Goldman Sachs in connection with its analyses as set forth above.

The Projections are summarized in this Statement solely for the purpose of providing the Company’s stockholders with access to certain of the information considered by the Board, made available to Parent and other potential purchasers in connection with the Offer and the Merger and used by Goldman Sachs in its analyses. The Projections are not summarized in this Statement for the purpose of inducing any holder of Shares to tender their Shares in the Offer.

The Projections do not take into account any changes in the Company’s operations or capital structure that may result from the Offer and the Merger, nor do they fully reflect the potential impact of the chondrolysis claims that have been filed, or may in the future be filed, against the Company.

It is not possible to predict with certainty whether the assumptions made in preparing the Projections will be valid, and actual results may prove to be materially higher or lower than those contained in the Projections. The Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based upon actual experience as well as business, legal and legislative developments.

In addition, the Projections reflect numerous judgments, estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events and matters, as well as matters specific to the Company’s business, many of which are difficult to predict, inherently uncertain or beyond the Company’s control. The summary of the Projections in this Statement should not be regarded as an indication that the Company, Parent or anyone else who received this information considered it a reliable predictor of future events, and this information should not be relied upon as such.

The Projections do not purport to take into account all circumstances or events occurring after the date they were prepared, nor do they take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context. There can be no assurance that the Projections will be realized or that actual results will not be significantly higher or lower than projected. The Projections cover multiple years and such information by its nature becomes less reliable with each successive year. Except as otherwise required by law, the Company does not intend to update or otherwise revise the Projections to reflect circumstances existing since their preparation, to reflect the occurrence of unanticipated events even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The Projections were prepared solely for use by potential purchasers of the Company and not with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding Projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, reviewed, examined or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Projections.

The summary of the Projections herein will not be deemed an admission or representation by the Company that they are viewed by the Company as material information of the Company.

The information discussed in this section includes forward-looking statements and is subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in the Projections, including the various risks set forth in the Company’s periodic reports.

The information regarding the Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained elsewhere in this Statement and the Company’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Projections, stockholders are cautioned not to place undue, if any, reliance on the following summary of the Projections.

I-Flow Corporation Summary of Projections

Fiscal Years Ending December 31,
($ in millions, except per share amounts)	2009E	2010E	2011E	2012E	2013E	2014E

Total Revenue	$141	$162	$202	$243	$285	$330
Gross Profit	$102	$119	$148	$172	$199	$227
EBIT	$(6)	$7	$24	$39	$56	$73
Net Income (Loss)	$(5)	$7	$17	$25	$36	$47
Diluted EPS	$(0.19)	$0.27	$0.67	$1.00	$1.41	$1.83

Forward-Looking Statements

Certain statements by the Company in this Statement and in other reports and statements released by the Company are and will be forward-looking in nature and express the Company’s current opinions about trends and factors that may impact future operating results. Statements that use words such as “may,” “will,” “should,” “believes,” “predicts,” “estimates,” “projects,” “anticipates” or “expects” or use similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to material risks, assumptions and uncertainties, which could cause actual results to differ materially from those currently expected, and readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, the Company undertakes no obligation to publish revised forward-looking statements to reflect the occurrence of unanticipated or subsequent events. Readers are also urged to carefully review and consider the various disclosures made by the Company in this report that seek to advise interested parties of the risks and other factors that affect the Company’s business. Interested parties should also review the Company’s reports on Forms 10-K for the year ended December 31, 2008, 10-Q and 8-K and other reports that are periodically filed with the Securities and Exchange Commission, as they may be amended. The risks affecting the Company’s business include, among others: the risk that the Offer or the Merger will not be consummated; the risk that the Company’s business will be adversely impacted during the pendency of the Offer and the Merger, whether as a result of announcement of the Offer or otherwise; physician acceptance of infusion-based therapeutic regimens; potential inadequacy of insurance to cover existing and future product liability claims; implementation of the Company’s direct sales strategy; successful integration of the Company’s acquisition of AcryMed Incorporated and further development and commercialization of AcryMed’s technologies; dependence on the Company’s suppliers and distributors; the Company’s continuing compliance with applicable laws and regulations, such as the Medicare Supplier Standards and Food, Drug and Cosmetic Act, and the Medicare’s and FDA’s concurrence with management’s subjective judgment on compliance issues, including those related to the recent FDA warning letter; the reimbursement system currently in place and future changes to that system; product availability, acceptance and safety; competition in the industry; technological changes; intellectual property challenges and claims; economic and political conditions in foreign countries; currency exchange rates; inadequacy of booked reserves (including those related to the chondrolysis litigation); future impairment write-downs; and reliance on the success of the home health care industry. All forward-looking statements, whether made in this report or elsewhere, should be considered in context with the various disclosures made by the Company about its business.

Item 9.	Exhibits.

The following Exhibits are filed herewith:

Exhibit	Description

(a)(1)	Joint press release issued by I-Flow Corporation and Kimberly-Clark Corporation on October 9, 2009, incorporated by reference to I-Flow Corporation’s preliminary communication filed under cover of Schedule 14D-9 on October 9, 2009.
(a)(2)	Offer to Purchase, dated as of October 20, 2009, incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Kimberly-Clark Corporation and Boxer Acquisition, Inc. filed on October 20, 2009.
(a)(3)	Form of Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Kimberly-Clark Corporation and Boxer Acquisition, Inc. filed on October 20, 2009.
(a)(4)	Opinion, dated as of October 8, 2009, of Goldman, Sachs & Co. (attached hereto as Annex A).*
(a)(5)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached hereto as Annex B).*
(e)(1)	Agreement and Plan of Merger, dated as of October 8, 2009, by and among Kimberly-Clark Corporation, Boxer Acquisition, Inc. and I-Flow Corporation, incorporated by reference to Exhibit 2.1 of I-Flow Corporation’s Current Report on Form 8-K filed on October 9, 2009.
(e)(2)	Tender and Support Agreement, dated as of October 8, 2009, by and between Kimberly-Clark Corporation, Boxer Acquisition, Inc. and the I-Flow directors and executive officers identified therein, incorporated by reference to Exhibit 99.2 of I-Flow Corporation’s Current Report on Form 8-K filed on October 9, 2009.
(e)(3)	I-Flow Corporation Amended and Restated 2001 Equity Incentive Plan, incorporated by reference to exhibit with this title filed with the Company’s Current Report on Form 8-K filed on June 1, 2005.
(e)(4)	1996 Stock Incentive Plan, incorporated by reference to exhibit with this title filed with the Company’s Definitive Proxy Statement filed on March 27, 1996.
(e)(5)	Agreement Re: Change in Control with Donald M. Earhart, dated as of June 21, 2001, incorporated by reference to exhibit with this title filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.
(e)(6)	Amendment No. 1 to Agreement Re: Change in Control with Donald M. Earhart, dated as of February 23, 2006, incorporated by reference to exhibit with this title filed with the Company’s Current Report on Form 8-K filed on March 1, 2006.
(e)(7)	Amendment No. 2 to Agreement Re: Change in Control with Donald M. Earhart, dated as of February 21, 2008, incorporated by reference to exhibit with this title filed with the Company’s Current Report on Form 8-K filed on February 26, 2008.
(e)(8)	Agreement Re: Change in Control with James J. Dal Porto, dated as of June 21, 2001, incorporated by reference to exhibit with this title filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.
(e)(9)	Amendment No. 1 to Agreement Re: Change in Control with James J. Dal Porto, dated as of February 23, 2006, incorporated by reference to exhibit with this title filed with the Company’s Current Report on Form 8-K filed on March 1, 2006.

Exhibit	Description

(e)(10)	Amendment No. 2 to Agreement Re: Change in Control with James J. Dal Porto, dated as of February 21, 2008, incorporated by reference to exhibit with this title filed with the Company’s Current Report on Form 8-K filed on February 26, 2008.
(e)(11)	Agreement Re: Change in Control with James R. Talevich, dated as of June 21, 2001, incorporated by reference to exhibit with this title filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.
(e)(12)	Amendment No. 1 to Agreement Re: Change in Control with James R. Talevich, dated as of February 23, 2006, incorporated by reference to exhibit with this title filed with the Company’s Current Report on Form 8-K filed on March 1, 2006.
(e)(13)	Amendment No. 2 to Agreement Re: Change in Control with James R. Talevich, dated as of February 21, 2008, incorporated by reference to exhibit with this title filed with the Company’s Current Report on Form 8-K filed on February 26, 2008.
(e)(14)	Summary of the Terms of the 2009 Executive Performance Incentive Plan (as amended on August 11, 2009), incorporated by reference to exhibit with this title filed with the Company’s Current Report on Form 8-K filed on August 17, 2009.
(e)(15)	Employment Agreement with Donald M. Earhart, dated as of May 16, 1990, incorporated by reference to exhibit with this title filed with the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 1990.
(e)(16)	Amendment No. 1 to Employment Agreement with Donald M. Earhart, dated as of June 21, 2001, incorporated by reference to exhibit with this title filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.
(e)(17)	Amendment No. 2 to Employment Agreement with Donald M. Earhart, dated as of February 23, 2006, incorporated by reference to exhibit with this title filed with the Company’s Current Report on Form 8-K filed on March 1, 2006.
(e)(18)	Amendment No. 3 to Employment Agreement with Donald M. Earhart, dated as of February 21, 2008, incorporated by reference to exhibit with this title filed with the Company’s Current Report on Form 8-K filed on February 26, 2008.
(e)(19)	Amended and Restated Employment Agreement with James J. Dal Porto, dated as of June 21, 2001, incorporated by reference to exhibit with this title filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.
(e)(20)	Amendment No. 1 to Amended and Restated Employment Agreement with James J. Dal Porto, dated as of February 23, 2006, incorporated by reference to exhibit with this title filed with the Company’s Current Report on Form 8-K filed on March 1, 2006.
(e)(21)	Amendment No. 2 to Amended and Restated Employment Agreement with James J. Dal Porto, dated as of February 21, 2008, incorporated by reference to exhibit with this title filed with the Company’s Current Report on Form 8-K filed on February 26, 2008.
(e)(22)	Amended and Restated Employment Agreement for James R. Talevich, dated as of May 24, 2007, incorporated by reference to exhibit with this title filed with the Company’s Current Report on Form 8-K filed on May 29, 2007.
(e)(23)	Amendment No. 1 to Amended and Restated Employment Agreement with James R. Talevich, dated as of February 21, 2008, incorporated by reference to exhibit with this title filed with the Company’s Current Report on Form 8-K filed on February 26, 2008.
(e)(24)	Form of Indemnification Agreement, incorporated by reference to exhibit with this title filed with the Company’s Current Report on Form 8-K filed on March 1, 2006.
Annex A	Opinion, dated as of October 8, 2009, of Goldman, Sachs & Co.*
Annex B	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.*

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

I-FLOW CORPORATION

By:	/s/ James R. Talevich
Name:     James R. Talevich

Title:	Chief Financial Officer

Dated: October 20, 2009

ANNEX A

[GOLDMAN, SACHS & CO. LETTERHEAD]

PERSONAL AND CONFIDENTIAL

October 8, 2009

Board of Directors
I-Flow Corporation
20202 Windrow Drive
Lake Forest, CA 92630

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Kimberly-Clark Corporation (“Parent”), Boxer Acquisition, Inc., a wholly owned subsidiary of Parent (“Merger Sub”) and their affiliates) of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of I-Flow Corporation (the “Company”) of the $12.65 per Share in cash to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of October 8, 2009 (the “Agreement”), by and among Parent, Merger Sub and the Company.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, Parent and any of their respective affiliates or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In addition, we have provided certain investment banking and other financial services to Parent and its affiliates from time to time, including having acted as co-manager with respect to a public offering of Parent’s Floating Rate Notes due July 30, 2010, 6.125% Notes due August 1, 2017 and 6.625% Notes due August 1, 2037 (aggregate principal amounts $450,000,000, $950,000,000 and $700,000,000, respectively) in July 2007; and as joint book-running manager with respect to a public offering of Parent’s 7.5% Notes due November 1, 2018 (aggregate principal amount $500,000,000) in October 2008. We also may provide investment banking and other financial services to the Company, Parent and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2008; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company, including certain regulatory and litigation risks. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the healthcare industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

A-1

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us, and we do not assume any liability for any such information. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis. In addition, we are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay its obligations when they come due, and our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the $12.65 per Share in cash to be paid to the holders (other than Parent, Merger Sub and their affiliates) of Shares pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transaction, whether relative to the $12.65 per Share in cash to be paid to the holders (other than Parent, Merger Sub and their affiliates) of Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $12.65 per Share in cash to be paid to the holders (other than Parent, Merger Sub and their affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/  GOLDMAN, SACHS & CO.
(GOLDMAN, SACHS & CO.)

A-2

ANNEX B

I-FLOW CORPORATION
20202 Windrow Drive
Lake Forest, California 92630
(949) 206-2700

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION

This information statement (this “Information Statement”) is being mailed to stockholders of I-Flow Corporation, a Delaware corporation (the “Company”), on or about October 20, 2009, and relates to the tender offer commenced by Boxer Acquisition, Inc., a Delaware corporation (“Purchaser”) to purchase all of the outstanding shares of the Company’s common stock, par value $0.001 per share, together with the associated purchase rights issued pursuant to the Rights Agreement, dated as of March 8, 2002, and as thereafter amended, between the Company and American Stock Transfer & Trust Company, as Rights Agent (the “Rights” and, together with the shares of the Company’s common stock, the “Shares”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed by the Company with the Securities and Exchange Commission (the “SEC”) and mailed to the Company’s stockholders, in each case, on October 20, 2009. Unless the context indicates otherwise, in this Information Statement the terms “us,” “we,” and “our” refer to the Company.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. However, in accordance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, the information set forth herein is of the dates required by the applicable items of Schedule 14A of Regulation 14A. Such dates may not be as recent as the dates used for similar disclosure in the Schedule 14D-9, so readers are cautioned to consider the information set forth herein in conjunction with the information set forth in the Schedule 14D-9.

You are receiving this Information Statement in connection with the possible election or appointment of persons designated by Purchaser to a majority of seats on the Board of Directors of the Company (the “Board”). There will be no vote or other action by stockholders of the Company in connection with this Information Statement. Voting proxies regarding Shares are not being solicited from any stockholder in connection with this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

This Information Statement relates to the tender offer commenced by Purchaser, disclosed in a Tender Offer Statement on Schedule TO, dated as of October 20, 2009 (as may be amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding Shares at a price of $12.65 per Share net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in Purchaser’s offer to purchase, dated October 20, 2009 (as may be amended or supplemented from time to time, the “Offer to Purchase” and, together with the Letter of Transmittal, the “Offer”). Purchaser is a wholly owned subsidiary of Kimberly-Clark Corporation, a Delaware corporation (“Parent”). The Offer was commenced by Purchaser on October 20, 2009 and expires at 12:00 midnight, New York City time, on Tuesday, November 17, 2009 (i.e., the end of the day on November 17, 2009), unless it is extended or terminated in accordance with its terms. The Offer is conditioned on, among other matters, there being validly tendered and not validly withdrawn before the expiration of the Offer at least a majority of the Shares then outstanding on a fully diluted basis, as described in the Offer to Purchase (the “Minimum Condition”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 8, 2009, by and among the Company, Parent and Purchaser (as may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides that, following the acceptance for payment of Shares by Purchaser pursuant to the Offer (the “Acceptance Time”), Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger as a wholly owned subsidiary of Parent. The Merger will be completed in one of two ways. If, following the Acceptance Time and any subsequent offering period as described in the next sentence, Purchaser owns more than 90% of the Shares then outstanding, then the Merger will occur promptly after the Acceptance Time or subsequent offering period, as applicable, pursuant to Section 253 of the Delaware General Corporation Law (the “DGCL”). Following the Acceptance Time, if Purchaser owns more than 50% but less than 90% of the Shares then outstanding, Purchaser may in its sole discretion provide one or more subsequent offering periods pursuant to Rule 14d-11 under the Exchange Act until February 17, 2010, subject to extension pursuant to the Merger Agreement for 30 calendar days if the waiting periods under applicable foreign antitrust laws or under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has not expired or been terminated, and up to an incremental 120 calendar days if the waiting periods under applicable foreign antitrust laws have not expired or been terminated.

If, following the Acceptance Time or the last subsequent offering period, if any, Purchaser owns more than 50% but less than 90% of the Shares then outstanding, then the Company will call and hold a special meeting of its stockholders to adopt and approve the Merger Agreement, and the Merger will occur promptly after such stockholder approval. If the conditions to the Offer have been satisfied and Purchaser completes the purchase of Shares tendered pursuant to the Offer, then Purchaser will have sufficient votes to adopt the Merger Agreement without the need for any of the Company’s other stockholders to vote in favor of such adoption. In the Merger, each outstanding Share (other than Shares held by Parent, Purchaser or stockholders who properly exercise appraisal rights, if any, under Section 262 of the DGCL), will be converted into the right to receive the same consideration paid per Share pursuant to the Offer, without interest and less any required withholding taxes (the “Merger Consideration”).

The Merger Agreement requires us to cause the Parent Designees (as defined below) to be elected or appointed to the Board under certain circumstances described below.

All information contained in this Information Statement concerning Parent, Purchaser and the Parent Designees has been furnished to us by Parent. Although the Company has no knowledge that any such information is untrue, the Company takes no responsibility for the accuracy or completeness of information contained in this Information Statement with respect to Parent, Purchaser or any of their subsidiaries or affiliates (including the Parent Designees, as defined below) or for any failure by Parent or Purchaser to disclose any events that have occurred that may affect the significance or accuracy of any such information.

THE PARENT DESIGNEES

Subject to the terms of the Merger Agreement, applicable law and applicable rules of The Nasdaq Stock Market (“Nasdaq”), after Purchaser has caused the payment to be made for Shares tendered pursuant to the Offer representing at least such number of Shares as will satisfy the Minimum Condition, Parent will be entitled to elect or designate the number of directors on the Board, rounded up to the next whole number, as is equal to the product of the total number of directors multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser and their affiliates bears to the total number of Shares then outstanding. Upon request of Parent, the Company has agreed to take all actions necessary, subject to compliance with applicable laws and the certificate of incorporation and bylaws of the Company, to cause Parent’s designees to be elected or appointed to the Board, including increasing the size of the Board and/or seeking the resignation of one or more incumbent directors. The Company has agreed to use all commercially reasonable efforts, subject to compliance with applicable laws and the certificate of incorporation and bylaws of the Company, to cause individuals designated by Parent to constitute at least the same percentage as is on the Board of each committee of the Board and each board of directors of each subsidiary of the Company. Notwithstanding the foregoing, the Merger Agreement provides that we will use our commercially reasonable efforts to ensure that at least three of the members of the Board as of October 8, 2009, who are independent for purposes of Rule 10A-3 under the Exchange Act (the “Independent Directors”), remain on the Board until the Merger has been consummated. The Board has selected Mr. Halperin, Mr. Kanter and Dr. Tai as the Independent Directors, and they have agreed to so act. If there are fewer than three Independent Directors on the

Board for any reason, the Board will cause a person designated by the remaining Independent Directors to fill such vacancy who shall be deemed to be an Independent Director for all purposes of the Merger Agreement.

Following the election or appointment of Parent’s designees and until the Effective Time, the approval of a majority of the Independent Directors (or if there shall be only one Independent Director, of such Independent Director) will be required to authorize any amendment or termination of the Merger Agreement by us, any extension of time for performance of any obligation or action thereunder by Parent or Purchaser or any waiver or exercise of any of our rights under the Merger Agreement.

Parent has informed us that its designees (the “Parent Designees”) will be selected by Parent from among the individuals listed below. Parent has advised us that none of the Parent Designees to our Board have, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (3) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property or (4) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

Parent has informed us that none of the Parent Designees is currently a director of, or holds any position with, the Company or any of our subsidiaries. Parent has informed us that none of the Parent Designees or any of their immediate family members (i) has a familial relationship with any directors, other nominees or executive officers of the Company or any of our subsidiaries or (ii) has been involved in any transactions with the Company or any of our subsidiaries, in each case, that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein. Each Parent Designee is a citizen of the United States, unless otherwise noted. The business address of each Parent Designee is 351 Phelps Drive, Irving, Texas 75038.

Robert E. Abernathy, 54, was elected Group President — North Atlantic Consumer Products of Parent in March 2008. He is responsible for Parent’s consumer business in North America and Europe and the related customer development and supply chain organizations. Mr. Abernathy joined Parent in 1982. His past responsibilities in Parent have included overseeing its businesses in Asia, Latin America, Eastern Europe, the Middle East and Africa, as well as operations and major project management in North America. He was appointed Vice President — North American Diaper Operations in 1992; Managing Director of Parent Australia Pty. Limited in 1994; Group President of Parent’s Business-to-Business segment in 1998 and Group President — Developing and Emerging Markets in 2004. He is a director of The Lubrizol Corporation, a publicly held company that produces and supplies specialty chemical products in the global transportation, industrial and consumer markets.

Joanne B. Bauer, 54, was elected President — Global Health Care of Parent in 2006. She is responsible for Parent’s global health care business, which includes a variety of medical supplies and devices. Ms. Bauer joined Parent in 1981. Her past responsibilities have included various marketing and management positions in the Adult Care and Health Care businesses. She was appointed Vice President of KimFibers, Ltd. in 1996; Vice President of Global Marketing for Health Care in 1998; and President of Health Care in 2001.

Robert W. Black, 50, was elected Group President — Developing and Emerging Markets of Parent in March 2008. He is responsible for Parent’s businesses in Asia, Latin America, Eastern Europe, the Middle East and Africa. His past responsibilities have included overseeing Parent’s strategy, mergers and acquisitions, global competitiveness and innovation efforts. Prior to joining Parent in 2006 as Senior Vice President and Chief Strategy Officer, Mr. Black served as Chief Operating Officer of Sammons Enterprises, a multi-faceted conglomerate, from 2004 to 2005. From 1994 to 2004, Mr. Black held various senior leadership positions in marketing, strategy, corporate development and international management with Steelcase, Inc., a leading office furniture products and related services company. As President of Steelcase International from 2000 to 2004, he led operations in more than 130 countries.

Christian A. Brickman, 44, was elected Senior Vice President and Chief Strategy Officer of Parent in September 2008. He is responsible for leading the development and monitoring of Parent’s strategic plans and processes to enhance Parent’s enterprise growth initiatives. Prior to joining Parent in 2008, Mr. Brickman served as a Principal of McKinsey & Company, Inc., a management consulting firm, from 2003 to 2008, and as an Associate Principal from 2001 to 2003.

Mark A. Buthman, 48, was elected Senior Vice President and Chief Financial Officer of Parent in 2003. Mr. Buthman joined Parent in 1982. He has held various positions of increasing responsibility in the operations, finance and strategic planning areas of Parent. Mr. Buthman was appointed Vice President of Strategic Planning and Analysis in 1997 and Vice President of Finance in 2002.

Thomas J. Falk, 51, was elected Chairman of the Board and Chief Executive Officer of Parent in 2003 and President and Chief Executive Officer in 2002. Prior to that, he served as President and Chief Operating Officer since 1999. Mr. Falk previously had been elected Group President — Global Tissue, Pulp and Paper in 1998, where he was responsible for Parent’s global tissue businesses. Earlier in his career, Mr. Falk had responsibility for Parent’s North American Infant Care, Child Care and Wet Wipes businesses. Mr. Falk joined Parent in 1983 and has held other senior management positions in Parent. He has been a director of Parent since 1999. He also serves on the board of directors of Catalyst Inc., a nonprofit organization working globally with businesses and the professions to build inclusive workplaces and expand opportunities for women and business, and the University of Wisconsin Foundation, and serves as a governor of the Boys & Girls Clubs of America.

Lizanne C. Gottung, 53, was elected Senior Vice President and Chief Human Resources Officer of Parent in 2002. She is responsible for leading the design and implementation of all human capital strategies to Parent, including global compensation and benefits, talent management, diversity and inclusion, organizational effectiveness and corporate health services. Ms. Gottung joined Parent in 1981. She has held a variety of human resources, manufacturing and operational roles of increasing responsibility with Parent, including Vice President of Human Resources from 2001 to 2002. She is a director of Louisiana Pacific Corporation, a publicly traded company that is a leading manufacturer of building products.

Thomas J. Mielke, 51, was elected Senior Vice President — Law and Government Affairs and Chief Compliance Officer of Parent in 2007. His responsibilities include Parent’s legal affairs, internal audit and government relations activities. Mr. Mielke joined Parent in 1988. He held various positions within the legal function and was appointed Vice President and Chief Patent Counsel in 2000, and Vice President and Chief Counsel — North Atlantic Consumer Products in 2004.

Anthony J. Palmer, 49, was elected Senior Vice President and Chief Marketing Officer of Parent in 2006. He also assumed leadership of Parent’s innovation organization in March 2008. He is responsible for leading the growth of enterprise-wide strategic marketing capabilities and the development of high-return marketing programs to support Parent’s business initiatives. Prior to joining Parent in 2006, he served in a number of senior marketing and general management roles at the Kellogg Company, a producer of cereal and convenience foods, from 2001 to 2006, where he was most recently managing director of Kellogg’s U.K. business. Mr. Palmer is a citizen of Australia.

Jan B. Spencer, 54, was elected President — Global K-C Professional of Parent in 2006. He is responsible for Parent’s global professional business, which includes commercial tissue and wipers, and skin care, safety and Do-It-Yourself products. Mr. Spencer joined Parent in 1979. His past responsibilities have included various sales and management positions in Europe and the U.S. He was appointed Vice President Research, Development & Engineering in the Away From Home sector in 1996; Vice President, Wiper Business in 1998; Vice President, European Operations, Engineering, Supply Chain in the K-C Professional sector in 2000; President, KCP Europe in 2002; President, KCP North America in 2003; and President — K-C Professional North Atlantic in 2004. Mr. Spencer is a citizen of Great Britain.

CERTAIN INFORMATION CONCERNING THE COMPANY

As of October 18, 2009, there were 24,463,356 Shares outstanding. The Shares are the only class of our voting securities outstanding that is entitled to vote at a meeting of our stockholders. Each Share entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth information regarding the beneficial ownership of our outstanding common stock as of October 18, 2009 by:

•	each person known by us to beneficially own 5% or more of our common stock;

•	each of our directors and nominees;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

	Number of Shares		Percentage of Shares
	of Common Stock		of Common Stock
Name and Address of Beneficial Owner(1)	Beneficially Owned(2)		Beneficially Owned(3)

Kimberly-Clark Corporation 351 Phelps Drive Irving, Texas 75038	2,996,707	(4)	11.8%
FMR, LLC 82 Devonshire Street Boston, Massachusetts 02109	2,739,192	(5)	11.2
State of Wisconsin Investment Board P.O. Box 7842 Madison, WI 53707	2,436,277	(6)	10.0
Janus Capital Management LLC(7) 151 Detroit Street Denver, CO 80206	1,410,289	(7)	5.8 (7)
Kleinheinz Capital Partners, Inc. et al.(8) 301 Commerce Street, Suite 1900 Fort Worth, Texas 76102	1,300,000	(8)	5.3 (8)
Donald M. Earhart	1,628,818	(9)	6.5
John H. Abeles, M.D.	347,500	(10)	1.4
James J. Dal Porto	391,649	(11)	1.6
Jack H. Halperin	38,000	(12)	*
Joel S. Kanter	87,893	(13)	*
Erik H. Loudon	29,000	(14)	*
Henry T. Tai, Ph.D., M.D.	309,140	(15)	1.3
James R. Talevich	164,707	(16)	*
All directors and executive officers as a group (8 persons)	2,996,707	(17)	11.8

*	Less than 1%

(1)	Unless otherwise indicated, the address of each person in this table is c/o I-Flow Corporation, 20202 Windrow Drive, Lake Forest, California 92630.

(2)	The table includes the number of shares underlying options that are exercisable within 60 days after October 18, 2009 and all restricted stock granted prior to October 18, 2009, without regard to restrictions. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws. All information with respect to beneficial ownership is based on filings made by the respective beneficial owners with the Securities and Exchange Commission or information provided to us by such beneficial owners.

(3)	Percentage of ownership is calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act. As of October 18, 2009, there were 24,463,356 shares of our common stock outstanding.

(4)	Parent and Purchaser may be deemed to share the voting and investment power of all shares and options beneficially owned by the directors and executive officers of the Company, pursuant to the Tender and Support Agreement (the “Tender and Support Agreement”), dated as of October 8, 2009, among Parent, Purchaser and the directors and executive officers, whereby the directors and executive officers have agreed to tender such shares into the Offer, to vote in favor of the Merger and to comply with certain other provisions of the Tender and Support Agreement, subject to the terms and conditions therein. Parent and Purchaser have disclaimed beneficial ownership of these shares and options.

(5)	Based on the information contained in a Schedule 13G, filed with the Securities and Exchange Commission on June 10, 2009. Fidelity Management & Research Company (“Fidelity”), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 2,736,792 shares or 11.187% of the Shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The ownership of one investment company, Fidelity Advisors Small Cap Fund, amounted to 2,455,292 Shares or 10.037% of the Shares outstanding. Fidelity Advisors Small Cap Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 2,736,792 shares owned by the Funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds’ Boards of Trustees. Pyramis Global Advisors Trust Company (“PGATC”), 900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 2,400 shares or 0.0098% of the outstanding Shares as a result of its serving as investment manager of institutional accounts owning such shares. Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 2,400 shares and sole power to vote or to direct the voting of 0 Shares owned by the institutional accounts managed by PGATC as reported above.

(6)	Based on the information contained in Amendment No. 2 to the Schedule 13G, filed with the Securities and Exchange Commission on January 30, 2009.

(7)	Based on the information contained in Amendment No. 1 to the Schedule 13G, filed with the Securities and Exchange Commission on February 17, 2009. Janus Capital has a direct 89.9% ownership stake in INTECH Investment Management LLC and a direct 78.4% ownership stake in Perkins Investment Management LLC. Due to such ownership structure, holdings for Janus Capital, Perkins and INTECH are aggregated for purposes of the above referenced Schedule 13G filing. As a result of these companies’ roles as investment advisers or sub-adviser to various investment companies (collectively, the “Managed Portfolios”), Janus Capital may be deemed to be beneficial owner of 1,410,289 shares or 5.8% of our common stock. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

(8)	Based on the information contained in Amendment No. 1 to the Schedule 13G, filed with the Securities and Exchange Commission on February 17, 2009. In addition to Kleinheinz Capital Partners, Inc. (“Kleinheinz”), the reporting persons include: Kleinheinz Capital Partners LDC (“LDC”) (Address: c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KYI-9002 Cayman Islands); and John Kleinheinz (Address: 301 Commerce Street, Suite 1900, Fort Worth, Texas 76102). Kleinheinz, LDC and John Kleinheinz may be deemed the beneficial owners of 1,300,000 shares (5.3% of common stock beneficially owned). Kleinheinz, LDC and John Kleinheinz, as principal of both entities, have the sole power to vote and dispose of the 1,300,000 shares of common stock beneficially owned.

(9)	Includes (i) 913,431 shares of common stock held of record by Mr. Earhart, (ii) 33,473 shares of common stock held of record by Mr. Earhart’s spouse, and (iii) 681,914 shares of common stock issuable upon the exercise of stock options held by Mr. Earhart that are exercisable within 60 days. The voting and investment power of all shares and options beneficially owned by Mr. Earhart may be deemed to be shared because Mr. Earhart entered into the Tender and Support Agreement. Pursuant to the Tender and Support Agreement, subject to the terms and conditions therein, Mr. Earhart has agreed to tender such shares into the Offer, to vote in favor of the Merger and to comply with certain other provisions of the Tender and Support Agreement.

(10)	Includes (i) 10,000 shares of common stock held of record by Dr. Abeles, (ii) 327,500 shares of common stock held of record by Northlea Partners, Ltd., a limited partnership, of which Dr. Abeles is the general partner (as to which Dr. Abeles disclaims beneficial ownership except to the extent of his pecuniary interest therein) and (iii) 10,000 shares of common stock issuable upon the exercise of stock options held by Northlea Partners, Ltd. that are exercisable within 60 days. The voting and investment power of all shares and options beneficially owned by Dr. Abeles may be deemed to be shared because Dr. Abeles entered into the Tender and Support Agreement. Pursuant to the Tender and Support Agreement, subject to the terms and conditions therein, Dr. Abeles has agreed to tender such shares into the Offer, to vote in favor of the Merger and to comply with certain other provisions of the Tender and Support Agreement.

(11)	Includes (i) 311,649 shares of common stock held of record by Mr. Dal Porto and (ii) 80,000 shares of common stock issuable upon the exercise of stock options held by Mr. Dal Porto that are exercisable within 60 days. The voting and investment power of all shares and options beneficially owned by Mr. Dal Porto may be deemed to be shared because Mr. Dal Porto entered into the Tender and Support Agreement. Pursuant to the Tender and Support Agreement, subject to the terms and conditions therein, Mr. Dal Porto has agreed to tender such shares into the Offer, to vote in favor of the Merger and to comply with certain other provisions of the Tender and Support Agreement.

(12)	Includes (i) 28,000 shares of common stock held of record by Mr. Halperin and (ii) 10,000 shares of common stock issuable upon the exercise of stock options held by Mr. Halperin that are exercisable within 60 days. The voting and investment power of all shares and options beneficially owned by Mr. Halperin may be deemed to be shared because Mr. Halperin entered into the Tender and Support Agreement. Pursuant to the Tender and Support Agreement, subject to the terms and conditions therein, Mr. Halperin has agreed to tender such shares into the Offer, to vote in favor of the Merger and to comply with certain other provisions of the Tender and Support Agreement.

(13)	Includes (i) 35,000 shares of common stock held of record by Mr. Kanter, (ii) 41,893 shares of common stock held of record by Windy City, Inc., a Delaware corporation (“Windy City”), (iii) 1,000 shares of common stock held of record by Mr. Kanter’s spouse, and (iv) 10,000 shares of common stock issuable upon the exercise of options held by Mr. Kanter that are exercisable within 60 days. Of this amount, 41,893 shares of common stock are pledged as security. Mr. Kanter is the President of Windy City and a member of its board of directors. As a result, he has voting and dispositive power as to shares of our stock held by Windy City. Mr. Kanter disclaims any and all beneficial ownership of securities held by Windy City. The voting and investment power of all shares and options beneficially owned by Mr. Kanter may be deemed to be shared because Mr. Kanter entered into the Tender and Support Agreement. Pursuant to the Tender and Support Agreement, subject to the terms and conditions therein, Mr. Kanter has agreed to tender such shares into the Offer, to vote in favor of the Merger and to comply with certain other provisions of the Tender and Support Agreement.

(14)	Includes (i) 19,000 shares of common stock held of record by Mr. Loudon and (ii) 10,000 shares of common stock issuable upon the exercise of stock options held by Mr. Loudon that are exercisable within 60 days. Of this amount, 1,500 shares of common stock are pledged as security. The voting and investment power of all shares and options beneficially owned by Mr. Loudon may be deemed to be shared because Mr. Loudon entered into the Tender and Support Agreement. Pursuant to the Tender and Support Agreement, subject to the terms and conditions therein, Mr. Loudon has agreed to tender such shares into the Offer, to vote in favor of the Merger and to comply with certain other provisions of the Tender and Support Agreement.

(15)	Includes (i) 299,140 shares of common stock held of record by Dr. Tai, (ii) 640 shares of common stock held of record by Dr. Tai’s spouse, and (iii) 10,000 shares of common stock issuable upon the exercise of stock options held by Dr. Tai that are exercisable within 60 days. The voting and investment power of all shares and options beneficially owned by Dr. Tai may be deemed to be shared because Dr. Tai entered into the Tender and Support Agreement. Pursuant to the Tender and Support Agreement, subject to the terms and conditions therein, Dr. Tai has agreed to tender such shares into the Offer, to vote in favor of the Merger and to comply with certain other provisions of the Tender and Support Agreement.

(16)	Includes (i) 114,707 shares of common stock held of record by Mr. Talevich and (ii) 50,000 shares of common stock issuable upon the exercise of stock options held by Mr. Talevich that are exercisable within 60 days. The voting and investment power of all shares and options beneficially owned by Mr. Talevich may be deemed to be shared because Mr. Talevich entered into the Tender and Support Agreement. Pursuant to the Tender and Support Agreement, subject to the terms and conditions therein, Mr. Talevich has agreed to tender such shares into the Offer, to vote in favor of the Merger and to comply with certain other provisions of the Tender and Support Agreement.

(17)	In addition to the shares and options beneficially owned by the officers, directors and the immediate family members of such officers and directors, this number includes (i) 41,893 shares of common stock beneficially owned by Windy City and (ii) 337,500 shares of common stock, including options exercisable within 60 days, beneficially owned by Northlea Partners, Ltd.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the name, age, and position of each of our directors and executive officers as of October 18, 2009.

Class I Directors: Currently Serving Until the 2012 Annual Meeting

James J. Dal Porto, 56, has been a director since 1996. Mr. Dal Porto joined us as Controller in October 1989 and was promoted to Treasurer in October 1990, to Vice President of Finance and Administration in March 1991, to Executive Vice President and Chief Financial Officer in March 1993, and to Chief Operating Officer in February 1994. Mr. Dal Porto was appointed Corporate Secretary in 2004. From 1984 to 1989, Mr. Dal Porto served as Financial Planning Manager and Manager of Property Accounting and Local Taxation at CalComp, a high technology manufacturing company. Mr. Dal Porto holds a B.S. in Economics from the University of California, Los Angeles and an M.B.A. from California State University, Northridge.

Jack H. Halperin, Esq., 63, has been a director since 1991. Mr. Halperin is a corporate and securities attorney who has been in private practice since 1989. He was a member of Solinger, Grosz & Goldwasser, P.C. from 1981 to 1987 and then a member of Bresler and Bab from 1987 to 1988. Mr. Halperin holds a B.A. degree from Columbia University and a J.D. degree from New York University Law School. From 1992 to 2004, he served on the board of directors of Memry Corporation, a publicly held manufacturer of components for medical devices. He also serves on the board of directors of Green Energy Resources, Inc., a publicly held wood biomass supplier to the commercial power and utility industry and Etubics Corporation, a privately held biopharmaceutical company that is developing “next generation” vector vaccines for protection and therapeutic uses.

Class II Directors: Currently Serving Until the 2010 Annual Meeting

Joel S. Kanter, 52, has been a director since 1991.  Mr. Kanter has been the President of Windy City, Inc., a privately held investment management firm, since 1986. Mr. Kanter currently serves on the board of directors of the following public companies: Magna-Lab, Inc., a medical products company; Medgenics, Inc., an Israel-based biotechnology company; Pet DRx Corporation, an owner and operator of veterinary hospitals; and WaferGen Bio-systems, Inc., a company that develops, manufactures and sells diagnostic devices that assist in genetic prototyping for the pharmaceutical industry and other research institutions.

Erik H. Loudon, 71, has been a director since 1991.  Since 1978, Mr. Loudon has been the Director of EHL Investment Services Limited, a privately held company in the British Virgin Islands that provides investment management services for private clients. Mr. Loudon currently serves on the board of directors of the following public investment funds, since the year noted: Emerge Capital Luxembourg (1985); and Leaf Asset Management Luxembourg (1985).

Class III Directors: Currently Serving Until the 2011 Annual Meeting

John H. Abeles, M.D., 64, has been a director since 1985. Dr. Abeles has been the President of MedVest, Inc., a privately held consulting and venture capital firm in the medical products industry, since before 1990. He currently serves on the board of directors of the following public companies since the year noted: CytoCore, Inc., formerly Molecular Diagnostics, Inc., a medical products company (1996); DUSA Pharmaceuticals, Inc., a biopharmaceutical company (1995); Oryx Technology Corp., a technology development company (1989); and CombiMatrix Corporation, a biotechnology company (2006). He also serves on the board of directors of the following private companies: Alison Raffaele Cosmetics, Inc., a cosmetics company; ContraFect Inc., a biotechnology company; Etubics Corporation, a biopharmaceutical company that is developing “next generation” vector vaccines for protection and therapeutic uses; UniMedica Inc., a web-enabled Medical School education consulting and publishing firm; Baystar BioSciences, a biotechnology company; Medezrin Ltd., a London-based biotechnology company; MediSync, a contract research organization financing entity; and ProMed Capital Group LLC, a private venture investment concern in Israel-based healthcare technology. Dr. Abeles is on the advisory board of Prescient Medical, Inc., a privately held medical technology company and Mercator Medical Corporation, a privately held medical technology company. Since 1992, he has also been a general partner of Northlea Partners, Ltd., a privately held family limited partnership. Since 1998, he has also served as Assistant Professor, Clinical Pharmacology and Therapeutics at the International University of Health Sciences. Since 1997, Dr. Abeles has served as a Director of Higuchi Bio-Science Institute, University of Kansas, and since 2001 has served as Director of College of Chemistry Advisory Board, University of California.

Donald M. Earhart, 65, has been a director since 1990 and the chairman of our board of directors since March 1991. Mr. Earhart joined us as President and Chief Operating Officer in June 1990 and has been our Chief Executive Officer since July 1990. Mr. Earhart has over 30 years of experience in the medical products industry. Prior to joining us, from 1986 to 1990, Mr. Earhart was a corporate officer and the President of the Optical Division of Allergan, Inc. Before 1986, he was a corporate officer and Division President of Bausch and Lomb and was an operations manager of Abbott Laboratories. He has also served as an engineering consultant at Peat, Marwick, Mitchell & Co. and as an engineer with Eastman Kodak Company. Mr. Earhart holds a Bachelor of Engineering degree from Ohio State University and an M.B.A. from Roosevelt University.

Henry Tsutomu Tai, Ph.D., M.D., 66, served as the chairman of our board of directors from 1985 to 1988 and has been a director continuously since 1990. Dr. Tai is the founder of I-Flow Corporation, although he has never been employed by the Company. Since 1977, he has been a practicing consultant in hematology and oncology. Currently, Dr. Tai is the President of Garfield Hematology and Oncology Consultants Medical Group, Inc., a medical consulting company. Dr. Tai holds a B.A. in Molecular Biology from Harvard University and a Ph.D. in Molecular Biology and an M.D. from the University of Southern California.

Executive Officers

There are three executive officers of the Company, Mr. Earhart, Mr. Dal Porto and James R. Talevich. Biographical information for Mr. Earhart and Mr. Dal Porto, who are also directors, is set forth above.

Mr. Talevich, 59, joined the Company as Chief Financial Officer in August 2000. Prior to joining the Company, he was Chief Financial Officer of Gish Biomedical, Inc., a publicly held medical device company, from 1999 to 2000, and Chief Financial Officer of Tectrix Fitness Equipment, Inc., a privately held manufacturing company, from 1995 to 1999. Prior to 1995, he held financial management positions with Mallinckrodt Medical, Inc., Sorin Biomedical, Inc., a medical products subsidiary of Fiat S.p.A., Pfizer, Inc., Sensormedics Corporation, a privately held medical device company, Baxter Travenol Laboratories, Inc. and KPMG Peat Marwick. Mr. Talevich holds a B.A. in Physics from California State University, Fullerton, an M.B.A. from the University of California at Los Angeles, and is a Certified Public Accountant.

Related Party Transactions

No director, executive officer, nominee for election as a director or any beneficial holder of more than five percent of our outstanding capital stock had any material interest, direct or indirect, in any reportable transaction with us during the 2008 fiscal year, or since the commencement of the current fiscal year, or any reportable business relationship with us during such time.

Review of Related Person Transactions

Our audit committee reviews all relationships, transactions and arrangements in which the Company and any director, nominee for director, greater than five percent beneficial holder of our stock or any immediate family member of any of the foregoing are participants (“Interested Transactions”) to determine whether such persons have a direct or indirect material interest and whether to approve, disapprove or ratify an Interested Transaction. We have written policies and procedures for monitoring and seeking approval in connection with any Interested Transaction. The chair of the audit committee is authorized to approve or ratify any Interested Transactions with a related party in which the aggregate amount involved is expected to be less than $100,000. Our finance department assists in monitoring Interested Transactions and our audit committee reviews, approves (or disapproves) or ratifies Interested Transactions. In considering whether to approve or ratify an Interested Transaction, the audit committee takes into account, among other factors it deems appropriate, whether the Interested Transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar terms and conditions and the extent of the related person’s interest in the Interested Transaction. In addition, our written policy provides that no director shall participate in any discussion or approval of an Interested Transaction for which he or she is a related party, except that the director shall provide all material information concerning the Interested Transaction to the audit committee.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and stockholders who beneficially own more than ten percent of any class of our equity securities to file reports with the Securities and Exchange Commission on Forms 3, 4 and 5 for the purpose of reporting their ownership of and transactions in our equity securities. Based on a review of the copies of such reports furnished to us, we believe that, except as set forth below, all Section 16(a) filing requirements for the fiscal year ended December 31, 2008 were complied with on a timely basis. Each of our independent directors filed one late Form 4 on February 25, 2008 that included the late reporting of a grant of 5,000 shares of restricted stock to each independent director on January 2, 2008.

GOVERNANCE PRINCIPLES

Board Committees, Meetings and Related Matters

Our board of directors has three standing committees: an audit committee, a compensation committee, and a corporate governance and nominating committee. All directors serving on these committees have been determined by our board of directors to be “independent.” The committees operate under written charters that we have adopted, and which are available for viewing by accessing our website at www.iflo.com, then “Investors,” then “Corporate Governance.”

The table below provides 2008 membership and meeting information for each of the board committees

					Corporate
					Governance &
Name	Audit		Compensation		Nominating

Dr. Abeles	X		X		X
Mr. Halperin(3)	X	(2)	X		X (1)
Mr. Kanter	X	(1)(2)	X		X
Mr. Loudon	—		X		X
Dr. Tai	—		X	(1)	X
2008 Meetings	9		2		3

(1)	Committee chairman

(2)	Audit Committee financial expert

(3)	Lead independent director

During our fiscal year ended December 31, 2008, our board of directors met seven times, three of which meetings were telephonic. All directors attended at least 75% of the aggregate total of (i) board meetings and (ii) meetings of the committees on which they served.

Our board of directors has adopted a policy that encourages our directors to attend our annual stockholder meetings. The 2008 annual meeting of stockholders was attended by all of our incumbent directors.

Director Independence

Our board of directors has affirmatively determined that Dr. Abeles, Mr. Halperin, Mr. Kanter, Mr. Loudon and Dr. Tai are “independent” within the meaning of the Nasdaq Marketplace Rule 4200(a)(15). During this review, the board considered transactions and relationships between each director or any member of his or her immediate family and the Company and its subsidiaries and affiliates. As provided in our Corporate Governance Guidelines, the purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent. Neither Mr. Earhart nor Mr. Dal Porto were deemed to be “independent” because each is an executive officer of the Company.

Audit Committee

It is the responsibility of the audit committee to oversee our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee assists the board of directors in its oversight of our compliance with legal and regulatory requirements. The specific duties of the audit committee include: monitoring the integrity of our financial process and systems of internal controls regarding finance; accounting and legal compliance; selecting our independent registered public accounting firm; monitoring the independence and performance of our independent registered public accounting firm; providing an avenue of communication among the independent registered public accounting firm, our management and our board of directors; and annually evaluating the performance of the audit committee and the adequacy of the audit committee’s charter. The audit committee has the authority to conduct any investigation that it deems appropriate to fulfill its responsibilities, and it has direct access to all of our employees and to the independent registered public accounting firm. The audit committee also has the ability to retain, at our expense and without further approval of the board of directors, special legal, accounting or other consultants or experts as it deems necessary in the performance of its duties.

The audit committee met nine times during 2008, and otherwise accomplished its business without formal meetings. The current members of the audit committee are Dr. Abeles, Mr. Halperin and Mr. Kanter. Mr. Kanter is the chairman of the audit committee. Our board of directors has determined that each of Dr. Abeles, Mr. Halperin and Mr. Kanter is “independent” within the meaning of the enhanced director independence standards contained in Nasdaq Marketplace Rule 4350(d) and the rules and regulations adopted by the Securities and Exchange Commission (the “SEC”) that relate specifically to members of audit committees. Our board of directors has also determined that Mr. Halperin and Mr. Kanter each qualify as an “audit committee financial expert,” as that term is used in Item 407(d)(5) of Regulation S-K.

Compensation Committee

It is the responsibility of the compensation committee to assist the board of directors in the discharge of the board of directors’ responsibilities regarding the compensation of our employees and directors. With the assistance of the compensation committee, the board is responsible for establishing executive compensation, including the following:

•	determining the Company’s compensation philosophy, objectives and policies;

•	reviewing and approving all elements and amounts of compensation and benefits provided to the Company’s executive officers; and

•	annually evaluating the performance of the chief executive officer.

In assisting the board with discharging its duties relating to executive compensation, the compensation committee is responsible for the following:

•	making recommendations to the board regarding the corporate goals and objectives relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance in light of such goals and objectives, and recommending the chief executive officer’s compensation elements and amounts to the board based on such evaluation. The chief executive officer may not be present during the compensation committee’s voting and deliberations regarding his compensation;

•	making recommendations to the board regarding the corporate goals and objectives relevant to executive officer compensation (other than the chief executive officer), evaluating such executive officers’ performance in light of such goals and objectives, and recommending the executive officers’ compensation elements and amounts to the board based on this evaluation;

•	reviewing at least annually director compensation and benefits and, if necessary or appropriate, making recommendations to the board regarding changes in director compensation;

•	administering the Company’s incentive compensation plans, including its equity-based incentive plans;

•	examining and making recommendations to the board with respect to the Company’s overall compensation structure, policies and programs, including, without limitation, salary, incentive, stock, deferred, retirement and health benefits, and assessing whether such programs establish appropriate and adequate incentives;

•	making recommendations to the board regarding the creation, amendment, modification and termination of the Company’s compensation and employee benefit plans;

•	annually evaluating the adequacy of the compensation committee’s charter and recommending changes to the board as necessary; and

•	performing such other duties and responsibilities as are consistent with the purpose of the compensation committee and as the board or the compensation committee may deem appropriate.

The compensation committee is composed of five members, each of whom is an independent director as defined by applicable Nasdaq requirements. Each year, the compensation committee reviews compensation matters and makes recommendations to the board as to the matters listed above. The compensation committee meets at least twice per year at in-person meetings and as needed from time to time at additional meetings, including telephonic meetings. As noted earlier, the board ultimately makes compensation decisions.

From time to time, the compensation committee retains a compensation consultant to advise the compensation committee with respect to compensation matters, input on best practices and other developments in executive compensation, and to otherwise assist the compensation committee with its duties. In 2008, the compensation committee engaged WNB Consulting LLC (the “Consultant”). The Consultant, which has been retained by the compensation committee each year since 2004, reports directly to, and is retained directly by, the compensation committee. The Consultant attends most of the meetings, either in person or by telephone, of the compensation committee. In consultation with the Consultant, the compensation committee considers the reasonableness of the compensation paid to and incentives established for the executive officers and the directors. In conducting such evaluation, the compensation committee reviews and considers information provided by the Consultant regarding industry compensation practices and developments and comparative data that aids the compensation committee in evaluating executive and director compensation levels. In 2008, the Consultant assisted the compensation committee in establishing base salaries for each of the executive officers and determining the structure of the Executive Performance Incentive Plan (discussed below) for the 2008 fiscal year, including the performance objectives.

While the compensation committee discusses with the chief executive officer his own compensation package, the board and compensation committee ultimately make decisions regarding the chief executive officer’s package based on the board’s and committee’s separate deliberations, with input from the Consultant and with the chief executive officer not present. The chief executive officer provides input to the compensation committee with respect to decisions regarding our chief operating officer’s and chief financial officer’s compensation. As in the case of the chief executive officer, compensation decisions regarding our chief operating officer and chief financial officer are ultimately made by the board and committee based on their separate deliberations, with input from the Consultant.

The compensation committee met twice in 2008, and otherwise accomplished its business without formal meetings. The current members of the compensation committee are Dr. Abeles, Mr. Halperin, Mr. Kanter, Mr. Loudon and Dr. Tai. Dr. Tai is the chairman of the compensation committee. The “Compensation Committee Report” is included herein.

Corporate Governance and Nominating Committee

It is the responsibility of the corporate governance and nominating committee: to identify qualified individuals to become board members; to consider and make recommendations to the board regarding the composition of the board of directors, its committees and the chairpersons thereof; and to monitor and assess the effectiveness of the board of directors and its committees. The specific duties of the corporate governance and nominating committee include: identifying, screening and recommending to the board of directors candidates for election to the board of directors; evaluating director candidates recommended by our stockholders; monitoring the independence of current directors and nominees; and annually evaluating the performance of the corporate governance and nominating committee and the adequacy of the corporate governance and nominating committee’s charter.

The corporate governance and nominating committee met three times in 2008. Each of our non-employee directors (Dr. Abeles, Mr. Halperin, Mr. Kanter, Mr. Loudon and Dr. Tai) is a member of the corporate governance and nominating committee. Mr. Halperin is the chairman of the corporate governance and nominating committee.

Meetings of Non-Management Directors

The non-management members of the board of directors regularly meet without any members of management present during scheduled executive sessions of meetings of the compensation committee and corporate governance and nominating committee, both of which committees are comprised solely of independent directors.

Lead Independent Director

Our Corporate Governance Guidelines provide for the designation of a “Lead Independent Director.” The Lead Independent Director is elected annually by the independent directors and is responsible for setting the agenda for and presiding over the executive sessions of the independent directors, consulting with and advising the Chairman regarding board meeting agendas, schedules, information flow and any other functions that may be specified to the position. Our Lead Independent Director is currently Mr. Halperin.

Code of Conduct

We have adopted a code of conduct that describes the ethical and legal responsibilities of all of our employees and, to the extent applicable, members of our board of directors. This code includes, but is not limited to, the requirements of the Sarbanes-Oxley Act of 2002 pertaining to codes of ethics for chief executives and senior financial and accounting officers. Our board of directors periodically reviews and approves this code. Our employees agree in writing to comply with the code at commencement of employment and periodically thereafter. Our employees are encouraged to report suspected violations of the code through various means, including through the use of an anonymous toll-free telephone hotline. Our updated code of conduct can be viewed on our website by accessing www.iflo.com, then “Investors,” then “Corporate Governance,” then “Code of Business Conduct and Ethics Policy.” If we make substantive amendments to the code or grant any waiver, including any implicit waiver, to our principal executive, financial or accounting officer, or persons performing similar functions, we will disclose the nature of such amendment or waiver on our website and/or in a report on Form 8-K in accordance with applicable rules and regulations.

Communications with the Board of Directors

Our stockholders may communicate with our board of directors, a committee of the board of directors or a director by sending a letter addressed to the board of directors, a committee or a director c/o Corporate Secretary, I-Flow Corporation, 20202 Windrow Drive, Lake Forest, California 92630. All communications will be compiled by the Corporate Secretary and forwarded to the board of directors, the committee or the director accordingly.

Director Nominations

The corporate governance and nominating committee regularly assesses the appropriate size of the board of directors, and whether any vacancies on the board of directors are expected due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the corporate governance and nominating committee utilizes a variety of methods for identifying and evaluating director candidates. Candidates may come to the attention of the corporate governance and nominating committee through current directors, professional search firms, stockholders or other persons. Once the corporate governance and nominating committee has identified a prospective nominee, the corporate governance and nominating committee will evaluate the prospective nominee in the context of the then-current constitution of the board of directors and will consider a variety of other factors, including the prospective nominee’s business, finance and financial reporting experience, and attributes that would be expected to contribute to an effective board of directors. The corporate governance and nominating committee seeks to identify nominees who possess a wide range of experience, skills, areas of expertise, knowledge and business judgment. Successful nominees must have a history of superior performance or accomplishments in their professional undertakings and should have the highest personal and professional ethics and values. The corporate governance and nominating committee does not evaluate stockholder nominees differently than any other nominee.

Pursuant to procedures set forth in our bylaws, our corporate governance and nominating committee will consider stockholder nominations for directors if we receive timely written notice, in proper form, of the intent to make a nomination at a meeting of stockholders. To be timely, the notice must be received within the time frame identified in our bylaws, a discussion of which appears below under the heading “Stockholder Proposals.” To be in proper form, the notice must, among other matters, include each nominee’s written consent to serve as a director if elected, a description of all arrangements or understandings between the nominating stockholder and each nominee and information about the nominating stockholder and each nominee. These requirements are detailed in our amended and restated bylaws, which were attached as an exhibit to our Current Report on Form 8-K filed on April 3, 2009. A copy of our bylaws will be provided upon written request to our Corporate Secretary.

Compensation Committee Interlocks and Insider Participation

During 2008, there were no compensation committee interlocks and no insider participation in compensation committee decisions that were required to be reported under the rules and regulations of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Corporate Governance Guidelines

Our board of directors has adopted Corporate Governance Guidelines to assist the board in the exercise of its responsibilities and to promote more effective functioning of the board and its committees. The guidelines provide details on matters such as board membership criteria; selection of director candidates, including the Chairman of the Board and Lead Independent Director; board leadership development; director independence and executive sessions of independent directors; committee matters; board self-evaluation; board orientation and continuing education; and succession planning.

Our Corporate Governance Guidelines are available for viewing by accessing our website at www.iflo.com, then “Investors,” then “Governance Guidelines.”

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Compensation Discussion and Analysis (“CD&A”)

Overview

Our executive compensation program is designed to attract, retain and motivate high quality employees who have the ability to produce strong business results and further the long-term success of the Company and to reward such employees for furthering the long-term success of the Company. The independent directors of our board of directors, all of whom are compensation committee members, are responsible for overseeing our executive compensation program. In order to motivate our executive officers and to achieve long-term stockholder value, the Company maintains an equity and cash incentive program, and the board utilizes this program as a significant part of total compensation for the executive officers. Currently, our executive officers are Donald M. Earhart, our President and Chief Executive Officer; James J. Dal Porto, our Executive Vice President, Chief Operating Officer

and Corporate Secretary; and James R. Talevich, our Chief Financial Officer. For purposes of this CD&A, references to the “board” refer to the independent directors of our board of directors.

Our executive compensation program was specifically designed to accomplish the following objectives for the year 2008 and going forward:

•	to align the financial interests of our executive officers with those of our stockholders;

•	to find the right balance between paying the executives fairly within the Company’s ability to pay;

•	to find the appropriate balance between providing performance incentives for management but also ensuring that the stockholders retain a fair portion of the value created by those efforts;

•	to create the proper balance between rewarding current year performance and recognizing that real value for both stockholders and management will only be created with revenue and earnings growth rates that exceed that of the industry at large;

•	to tie individual total compensation to both the individual’s and the Company’s performance; and

•	to provide competitive levels of base compensation in order to attract, retain and motivate high quality employees who are necessary to achieve our success and who provide continuity to management of the Company.

We face significant challenges in the coming years and will rely heavily upon our chief executive officer and other executive officers for leadership, strategic direction and operational effectiveness. Our long-term goals include increasing the awareness of our products, educating surgeons, hospitals and patients as to the clinical and financial benefits of our products, achieving the adoption of our products as a standard of care for the treatment of post-surgical pain and wound sites, and significantly growing revenues and stockholder value. Our chief executive officer has ultimate responsibility for these goals as part of maximizing our stockholders’ returns, and the compensation committee believes that our stockholders are best served if our chief executive officer and other executive officers have significant incentives to meet the above expectations.

Due to the Company’s smaller size in earlier years and the desire to minimize overhead expenses, our management structure is such that each of our executive officers has more responsibilities as compared to executive officers at most other relatively similar companies. This “lean” organizational structure and the corresponding additional responsibilities that our executive officers have are taken into consideration by the board and compensation committee when analyzing and determining the appropriate levels of their compensation.

Although we fine-tune our compensation programs as general business conditions change, we believe it is important to maintain consistency in our compensation philosophy and approach. We recognize that value-creating performance by our executive officers does not always translate immediately into appreciation in the Company’s stock price, particularly in periods of severe economic stress such as the one we are currently experiencing. Management and the compensation committee are aware of the impact the current economic crisis has had on the Company’s stock price, but we continue to reward management’s strong operating performance based on the belief that over time these results will be reflected by stock price appreciation. That said, we believe that it is appropriate for certain components of compensation to decline during periods of economic stress, operating losses and significantly lower stock prices.

As described in more detail below, our executive compensation program uses a combination of fixed (base salary) and variable (performance incentive plans) elements. The following are the specific elements of compensation that are intended to achieve the objectives described above: (1) base salary, (2) annual cash and equity incentive awards based on the performance of the Company and the individual, (3) benefits and perquisites, and (4) post- employment benefits. The board and compensation committee do not have any pre-established policies with respect to the allocation of base salary and incentive payments. Rather, the board and compensation committee undertake an annual evaluation of how to allocate the total compensation value between base salary and incentive payments that takes into account factors such as current competitive practices, projected compensation trends and the strategic needs and direction of the business.

The compensation committee reviews the competitiveness of each executive officer’s base salary, total annual cash compensation and the present value of the expected future value of equity compensation as compared to multiple sources of compensation information, including proxy statements and established compensation surveys, which either do not identify specific companies or are based on a large number of companies. The compensation committee does not compare against, and the compensation committee’s consultant, WNB Consulting LLC (the “Consultant”), does not present, compensation information as to any specific company. In presenting this general comparative information to the compensation committee, the Consultant researches and analyzes data for similarly situated executive officers at similar-sized companies in the life sciences industry, and more specifically the medical devices industry. Because of the Company’s business challenges and growth opportunities and the highly competitive market for high quality, experienced executive talent, the compensation committee considers a competitive position for total direct compensation (base salary and total incentive awards) for the Company’s executive officers to be the average of the competitive data information. The compensation committee considers this average position for its experienced executives to be appropriate for individual and Company performance that meets specific goals and objectives. For performance that exceeds the specific goals and objectives, the compensation committee believes that it is appropriate for total direct compensation to be higher than the average in the relevant marketplaces. For performance that is below the specific goals and objectives, the compensation committee believes that it is appropriate for total annual direct compensation to be below the average in the relevant marketplaces. The compensation committee considers the potential increase in the value of an equity grant, which is ultimately a part of total compensation, from the grant date forward that results from an increase in the market price of I-Flow stock to align the executives’ interests with those of the Company’s stockholders.

Elements of Compensation

Base Salary

The board, upon the recommendation of the compensation committee, establishes base salaries for our executive officers at levels that are competitive with base salary compensation that is paid to executive officers of similarly situated companies, and not significantly below the base salaries available to our key executives through alternative employment at peer or other companies for which our executive officers’ experience would be valuable. Base salary levels are reviewed annually by the board and compensation committee and may be adjusted based on factors such as the performance of the Company, the scope of the executive officer’s responsibilities, the performance of the executive officer during the prior fiscal year, the executive officer’s experience and the competitive marketplace. The board and the compensation committee evaluate base salary levels together with other components of the executive officer’s compensation in determining the executive officer’s total compensation and whether such total compensation is consistent with the objectives of the Company’s compensation program. The board and compensation committee consider whether the base salary levels are reasonable regardless of whether there may be any incentive payments under the relevant performance-based incentive plan. In determining base salaries, the board and the compensation committee also consider and evaluate data provided by various surveys and data sources that are provided by the Consultant, which, based on such surveys, recommends a range for base salaries. These surveys include companies in the life sciences industry and durable and non-durable medical device manufacturers.

For 2008, Mr. Earhart’s base salary increased to $470,000 from $434,199 in 2007 and $434,199 in 2006. Mr. Dal Porto’s base salary increased to $300,000 from $274,116 in 2007 and $274,116 in 2006, and Mr. Talevich’s base salary increased to $250,000 from $225,000 in 2007 and $225,000 in 2006. The compensation committee increased the executive officers’ base salaries in February 2008 to reflect their performance and market comparables for their positions. Prior to the 2008 base salary increases, Messrs. Earhart’s and Dal Porto’s base salaries were not increased since 2004, and Mr. Talevich’s base salary was not increased since 2005.

For 2009, we implemented a salary freeze covering all our executive officers.

Executive Performance Incentive Plan

In order to motivate our executive officers to meet certain annually specified performance objectives, we established the Executive Performance Incentive Plan (the “EPIP”). The EPIP is a performance-based program, with both short-term and longer-term incentive components, in which our chief executive officer, chief operating officer and chief financial officer participate. The EPIP focuses our executive officers on achieving key financial and strategic objectives that are expected to lead to the creation of value for our stockholders and provides the executive officers with an opportunity to earn cash and stock-based awards that are tied to the Company’s performance. The structure and terms of the EPIP, or a comparable incentive plan (such as the Corporate Officer Incentive Plan (the “COIP”), which pre-dated the EPIP), are reviewed annually and approved in the first quarter of the fiscal year by the board, based on recommendations by the compensation committee. We re-named the COIP program as the EPIP to reflect the performance-based nature of the plan and to differentiate the plan from the COIP after the stockholders re-approved the performance metrics in 2007 for cash and equity awards made under the Company’s 2001 Equity Incentive Plan (the “2001 Plan”). The EPIP establishes predetermined performance goals and target awards on an annual basis and sets forth threshold, target and maximum levels of performance and award amounts. The Company’s actual performance is compared to the goals and that result determines the aggregate achievement percentage used to calculate the pool for cash and stock-based awards, if any, for the year. In recent years, the EPIP and the COIP have been an important component of our executive compensation program and have accounted for a significant portion of the actual compensation earned by our executive officers. The emphasis on short-term goals is based on the competitive marketplace practices for short-term cash incentives that focus on the importance of delivering annual results to the financial marketplace.

In addition to short-term annual cash compensation, the EPIP provides for longer-term compensation in the form of equity grants. Prior to 2006, equity grants under predecessor incentive plans were generally made using stock options issued under the 2001 Plan. Subsequent to the issuance of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (“SFAS 123(R)”), the compensation committee re-evaluated whether equity grants under the Company’s incentive plans should continue to consist primarily of options. The compensation committee determined that a different form of equity grant could be more cost-effective because of the methodology of determining compensation expense for equity awards under SFAS 123(R), while allowing for better management of dilution resulting from the grant of equity awards. The compensation committee determined that granting restricted stock (issued under the 2001 Plan) under the Company’s incentive plans is preferable to granting options due to, among other matters, greater alignment of executive officer and stockholder interests by virtue of the executive officers directly holding stock as well as the possibility of less dilution of existing stockholders. Restricted stock grants provide for longer-term incentive compensation due to vesting requirements under the incentive plans. With respect to the restricted stock that was issued to the executive officers based on 2008 performance, the restricted stock vests 50% on each of the first two anniversaries of the date of grant. In addition, the executive officers have the ability to elect to receive restricted stock instead of cash for all or a portion of their cash incentive awards; any restricted stock so received is also subject to vesting requirements. In sum, due to the vesting requirements associated with restricted stock awarded under the EPIP, our executive officers are provided with longer-term performance incentives. In determining the allocation of the aggregate of awards under the EPIP, the compensation committee focuses on the contributions made by each member of the executive team to our performance. The compensation committee believes that such a retrospective analysis is most appropriate and practicable for our Company given the nature of our operations.

Payments under the 2008 Executive Performance Incentive Plan

On February 21, 2008, the compensation committee established the following performance criteria for the 2008 Executive Performance Incentive Plan (the “2008 EPIP”) pursuant to which our executive officers could earn cash and equity incentive awards: (i) operating revenues other than from AcryMed Incorporated (“AcryMed”), which was acquired in 2008, (“Qualifying Revenues”) (60% weighting), (ii) operating expenses from continuing operations excluding AcryMed operating expenses, interest income, interest expense, stock-based compensation, HAPC stock impairment and certain board expenses as a percentage of Qualifying Revenues (“Operating Expenses”) (35% weighting), and (iii) operating profit from operations other than from AcryMed and excluding interest income, interest expense, income taxes, stock-based compensation, HAPC stock impairment and certain board expenses (“Operating Profit”) (5% weighting). The overall goal achievement percentage was the sum of (i) the accomplishment percentage of each performance target times (ii) the weighting for each objective. Thus, if one or more targets was exceeded, the overall goal achievement percentage could be greater than 100%. All financial targets were considered to be plus or minus 1% of the absolute number. In order to provide flexibility to management to operate and grow the Company, awards could be adjusted for any major events during the year;

provided, however, that any adjustment was required to be approved by the compensation committee and the board. The allocation of the aggregate awards among the officers was determined by the compensation committee and the board based on their assessment of the contributions of each officer.

The specific performance targets relating to Qualifying Revenues, Operating Expenses, and Operating Profit set by the compensation committee for the 2008 EPIP were based on targeted improvements in the financial performance of the Company’s continuing operations, excluding AcryMed. Payouts in connection with the 2008 EPIP required achievement for continuing operations that exceeded the performance that was necessary in connection with the 2007 Corporate Officer Incentive Plan (the “2007 COIP”). The specific performance targets that were established in connection with the 2008 EPIP were achievement of: (i) Qualifying Revenues of $138,200,000; (ii) Operating Expenses as a percentage of revenues equal to 75% of Qualifying Revenues; and (iii) Operating Profit of $2,414,000. These specific performance targets were aggressive and required the executive officers to achieve significant improvement in financial performance. The difficulty in achieving the specific performance targets is evidenced by the year-to-year trend in goal achievement, where the executive officers were paid at a lower percentage of the targeted awards under the 2008 EPIP as compared to the 2007 COIP.

In order to receive a payout under the 2008 EPIP, a minimum aggregate performance level of 85% was required. At an overall goal achievement percentage of 100%, the cash incentive award for the executive officers combined was an aggregate of $1,000,000, and the equity incentive award for the executive officers combined was an aggregate of 150,000 shares of restricted stock. The maximum cash incentive award for the executive officers combined was an aggregate of $2,200,000, and the maximum equity incentive award for the three officers was an aggregate of 225,000 shares of restricted stock. At the minimum overall goal achievement percentage of 85%, the cash incentive award for the executive officers combined was an aggregate of $50,000, and the equity incentive award for the three officers combined was an aggregate of 15,000 shares of restricted stock. For amounts earned above or below the 100% performance level, the exact amount was to be determined on a non-linear graduated scale. All equity awards were to be in the form of restricted stock granted pursuant to the 2001 Plan. The restrictions on the restricted stock would lapse and the shares would vest 50% on the first anniversary of the grant date and 50% on the second anniversary of the grant date. To be eligible for cash or equity awards under the plan, all employees were required to be on the Company’s payroll through the date of payment of the cash award.

After the completion of fiscal year 2008, the compensation committee reviewed the executive officers’ and the Company’s performance in light of the performance goals set forth in the 2008 EPIP. To account for certain abnormal litigation and insurance expenses, the compensation committee and the board determined it was appropriate to exclude $10.9 million in estimated loss contingency that was accrued in connection with ongoing litigation and include approximately $3.5 million of insurance expense related to the purchase of retroactive insurance policies to determine appropriate awards under the 2008 EPIP. Based on this review, the compensation committee determined that for fiscal year 2008, achievement for funding of the cash and equity awards was 91% of target. Accordingly, on February 19, 2009, the board approved the following payments under the 2008 EPIP:

Donald M. Earhart:  As a result of his and the Company’s performance in fiscal year 2008, the compensation committee recommended, and the board determined, that Mr. Earhart was entitled to receive an incentive award of $162,853 in cash and 30,047 shares of restricted stock.

James J. Dal Porto:  As a result of his and the Company’s performance in fiscal year 2008, the compensation committee recommended, and the board determined, that Mr. Dal Porto was entitled to receive an incentive award of $108,569 in cash and 20,031 shares of restricted stock.

James R. Talevich:  As a result of his and the Company’s performance in fiscal year 2008, the compensation committee recommended, and the board determined, that Mr. Talevich was entitled to receive an incentive award of $54,285 in cash and 10,016 shares of restricted stock.

Risk

As a matter of best practice, beginning in this year, the compensation committee will review the relationship between our risk management policies and practices and the incentive compensation we provide to our named executives to confirm that our incentive compensation does not encourage unnecessary and excessive risks. The compensation committee will also review the relationship between risk management policies and practices, corporate strategy and senior executive compensation.

Internal Pay Equity

With respect to internal pay equity (i.e., the compensation of an executive officer of the Company as compared to that of another executive officer), Mr. Earhart’s total compensation for 2008 was materially higher than the other named executive officers’ total compensation. While Mr. Earhart’s base salary was higher than those of the other named executive officers, his “at risk” compensation was substantially higher than the other named executive officers’ “at risk” compensation based on his being the most accountable for the performance of the Company.

Stock Ownership Guidelines

The board of directors has adopted stock ownership guidelines to align the interests of the board of directors and senior management with those of our stockholders. Directors, executives and other specified officers are required to retain and hold 50% of the shares that they acquire from any equity incentive award granted on or after January 2, 2006 (after subtracting shares sold to pay for option exercise costs, and applicable federal and state taxes which are assumed to be at the highest marginal tax rates) unless, at the time of receipt of the shares, the award holder owns shares (excluding unexercised stock options and unvested stock grants) with a value at or in excess of the following stock ownership guidelines: (i) officers and key employees, including the chief executive officer, chief financial officer and chief operating officer — two times then-current annual base salary; and (ii) outside directors — two times then-current annual retainer (excluding supplemental retainers for committee chair service or service as Lead Independent Director). Award holders subject to the stock ownership guidelines have until January 2, 2011 to satisfy the share retention rules above. Award holders who become subject to the guidelines after the initial adoption of the policy will have five years to satisfy the share retention requirements. The stock ownership requirements may be waived by the board in rare instances where compliance would create severe hardship or prevent an employee or director from complying with a court order. Employees and directors who fail to achieve their ownership target by the relevant deadline, or to maintain their ownership target following initial achievement, will become ineligible to receive incentive awards under our equity incentive plans until such time as they meet or, as the case may be, again meet the ownership target.

Employment and Change In Control Agreements

We have entered into employment and change in control agreements with each of our executive officers. We believe that the interests of stockholders will be best served if the interests of our executive officers are aligned with the stockholders’ interests, and providing change in control benefits should eliminate, or at least reduce, any reluctance of executive officers to pursue potential change of control transactions that may be in the best interests of stockholders. Our agreements contain what is known as a “double trigger” — that is, there must be a change of control and a termination of the executive’s employment in order for payments to be due to the executive under the change in control agreements. We opted for a “double trigger,” rather than providing for severance payments solely on the basis of a change of control, because this is more consistent with our goal of encouraging the continued employment of the executive following a change of control. The difference in salary multiples between executives was selected based on internal equities and demands of the job as well as the ability of the specific executive to find a similar position following a change of control. Specific information regarding these agreements is provided under the headings “Employment Agreements” and “Change In Control Agreements” below.

Stock Option Grant Practices

While we do not currently grant stock options to our executive officers, we have previously used stock options as part of our overall executive compensation program and may do so in the future. Awards of options are approved by the board or the compensation committee. It is the general policy of the Company that the grant of any stock options to eligible employees occurs without regard to the timing of the release of material, non-public information. Under the Company’s 2001 Equity Incentive Plan, the exercise price of options is determined by the plan administrator, and options may generally be granted at an exercise price that is greater than or less than the fair market value (as defined in the 2001 Equity Incentive Plan) of the common stock at the date of grant. The Company’s general policy, however, is to only grant stock options with an exercise price equal to or greater than the then-current fair market value of the common stock at the date of grant.

Perquisites and Other Benefits

Our executive officers receive perquisites and other benefits under the current executive compensation program. In particular, as disclosed under the “2008 Fiscal Year Perquisites and Other Benefits Table,” each of our executive officers receives supplemental life and health insurance and reimbursement of auto and gas expenses. Our executive officers also participate in the same basic benefit programs that are available to our other employees, including medical, dental and employee benefit plans.

Tax Deductibility of Pay

Section 162(m) of the Internal Revenue Code limits the Company’s federal income tax deduction to $1,000,000 for compensation paid in a taxable year to an individual who, on the last day of the taxable year, was (i) the chief executive officer or (ii) among the four other highest compensated executive officers whose compensation is reported in the summary compensation table of the proxy statement (other than the chief financial officer). However, “performance-based compensation” is not subject to this deduction limit and is thus fully deductible if certain conditions are met, including, for example, if a previously approved plan is re-approved by stockholders on a periodic basis (generally every five years). In 2007, our stockholders re-approved the performance goals that may be used by our compensation committee in administering the 2001 Plan.

The compensation committee’s policy is to generally preserve corporate tax deductions by qualifying as performance-based compensation that is over $1,000,000 and that is paid to executive officers specified in the tables. To this end, the board of directors and stockholders approved the 2001 Plan and stockholders re-approved the performance goals under the 2001 Plan in 2007, which permits annual incentive awards and stock options (and certain other awards) to qualify as performance-based compensation not subject to the limitation on deductibility. However, maintaining tax deductibility is but one consideration among many and is not the most important consideration in the design of the compensation program for our executive officers. The compensation committee considers the anticipated tax treatment both to the Company and the executive in its review and approval of compensation grants and awards. The deductibility of some types of compensation payments will be contingent upon the timing of an executive’s vesting or exercise of previously granted rights, and is also subject to amendment or modification based on changes to applicable tax law. The compensation committee may, from time to time, conclude that certain compensation arrangements are in the best interest of the Company and its stockholders and consistent with its stated compensation philosophy and strategy despite the fact that such arrangements might not, in whole or in part, qualify for tax deductibility.

Compensation Committee Report

The compensation committee of the board of directors has reviewed the Compensation Discussion and Analysis (the “CD&A”) and discussed the CD&A with management. Based on its review and discussions with management, the compensation committee recommended to the board of directors that the CD&A be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and the proxy statement for the 2009 annual stockholders meeting. This report is provided by the following independent directors, who comprise the Compensation Committee:

COMPENSATION COMMITTEE

Henry Tsutomu Tai, Ph.D., M.D., Chairman
John H. Abeles, M.D.
Jack H. Halperin, Esq.
Joel S. Kanter
Erik H. Loudon

Executive Compensation Tables

Summary Compensation Table

The following table sets forth the compensation paid during the last three fiscal years to our chief executive officer, chief financial officer and our other most highly compensated executive officers who were serving as our executive officers at the end of the fiscal year ended December 31, 2008 (collectively, the “named executive officers”).

						Non-Equity
				Stock	Option	Incentive Plan	All Other
		Salary	Bonus	Awards	Awards	Compensation	Compensation	Total
Name and Principal Position	Year	($)(1)	($)	($)(2)	($)(3)	($)(4)	($)(5)	($)

Donald M. Earhart	2008	468,791	—	2,006,734	—	162,853	132,208	2,770,586
Chief Executive Officer	2007	434,199	—	1,426,204	—	704,545	133,858	2,698,806
	2006	437,682	—	869,027	48,098	912,516	104,361	2,371,684

James R. Talevich	2008	246,635	—	629,959	—	54,285	79,491	1,010,370
Chief Financial Officer	2007	225,000	—	436,553	—	234,848	61,476	957,877
	2006	217,600	—	256,571	8,336	304,172	31,330	818,009

James J. Dal Porto	2008	296,516	—	1,259,902	—	108,569	92,111	1,757,098
Chief Operating Officer	2007	274,116	—	873,097	—	469,697	90,558	1,707,468
	2006	277,599	—	513,140	13,151	608,343	82,911	1,495,145

(1)	Actual amounts paid vary slightly from our named executive officers’ base salaries due to the timing of payments (currently, every two weeks), which can result in total payments in one year that do not equal our named executive officers’ base salaries.

(2)	The value reported in the Stock Awards column for each named executive officer reflects the aggregate cost recognized in the Company’s financial statements for such stock awards for fiscal years 2006, 2007 and 2008. The costs for stock awards made during fiscal years 2006, 2007 and 2008 are determined in accordance with SFAS 123(R) and, under SEC rules, disregard adjustments for forfeiture assumptions. In accordance with SFAS 123(R), the cost for stock awards is based on the closing market value stock price on the date of grant and the expense is recognized using the straight-lined method over the requisite service period.

(3)	The value reported in the Option Awards column for each named executive officer reflects the aggregate cost recognized in the Company’s financial statements for option awards occurring in fiscal year 2006. No costs for option awards were recognized for the named executive officers during fiscal years 2007 and 2008. The costs for option awards recognized during fiscal year 2006 are determined in accordance with SFAS 123(R) and, under SEC rules, disregard adjustments for forfeiture assumptions. In accordance with SFAS 123(R), the cost for option awards is estimated based on the following assumptions: volatility, risk-free interest rate, expected term and dividend. The costs for option awards recognized during fiscal year 2006 consisted of option awards that were granted during fiscal years 2002 and 2004. The assumptions used in calculating the costs include the following for option awards granted during fiscal year 2002: volatility of 94%; risk-free interest rate of 3.04%; expected term of five years; and no dividend yield. The assumptions used in calculating the costs include the following for option awards granted during fiscal year 2004: volatility of 90%; risk-free interest rate of 3.64%; expected term of five years; and no dividend yield.

(4)	During fiscal years 2006, 2007 and 2008, the named executive officers earned cash bonuses under the 2006 COIP, 2007 COIP and 2008 EPIP, respectively, which are included in this column. Amounts shown are the amounts earned in each year. The cash bonuses earned in 2006 under the 2006 COIP were paid in February 2007. The cash bonuses earned in 2007 under the 2007 COIP were paid in February 2008. The cash bonuses earned in 2008 under the 2008 EPIP were paid in February 2009.

(5)	The amounts reported in the All Other Compensation column for 2008 include automobile allowances for Messrs. Earhart, Talevich and Dal Porto in the amounts of $23,483 each, matching contributions to the I-Flow Corporation Retirement Savings Plan for Messrs. Earhart, Talevich and Dal Porto in the amounts of $6,444, $3,684 and $6,534, respectively, amounts paid to Messrs. Earhart, Talevich and Dal Porto for unused vacation in the amounts of $44,829, $26,683 and $17,308, respectively, a $500 cash prize received by Mr. Talevich for a contest sponsored by the Company, and the amounts reported below in the Perquisites and Other Benefits Table. The amounts reported in the All Other Compensation column for 2007 include automobile allowances for Messrs. Earhart, Talevich and Dal Porto in the amounts of $23,483, $18,753 and $23,483, respectively, matching contributions to the I-Flow Corporation Retirement Savings Plan for Messrs. Earhart, Talevich and Dal Porto in the amounts of $5,782, $3,355 and $4,887, respectively, amounts paid to Messrs. Earhart and Dal Porto for unused vacation in the amounts of $50,096 and $10,543, respectively, and the amounts reported below in the Perquisites and Other Benefits Table. The amounts reported in the All Other Compensation column for 2006 include automobile allowances for Messrs. Earhart, Talevich and Dal Porto in the amounts of $23,483, $12,600 and $23,483, respectively, matching contributions to the I-Flow Corporation Retirement Savings Plan for Messrs. Earhart, Talevich and Dal Porto in the amounts of $5,407, $3,104, and $5,444, respectively, amounts paid to Messrs. Earhart and Dal Porto for unused vacation in the amounts of $30,570 and $26,358, respectively, and the amounts reported below in the Perquisites and Other Benefits Table.

Perquisites and Other Benefits Table

The following table sets forth certain of the perquisites and other benefits provided to named executive officers during 2008. The amounts below are all included in the “All Other Compensation” column of the Summary Compensation Table.

				Supplemental
		Auto and Gas	Healthcare	Life Insurance	Other		Total
Name	Year	Expenses($)	($)(1)	($)	($)		($)

Donald M. Earhart	2008	8,157	9,044	40,251	—		57,452
	2007	8,134	8,533	37,830	—		54,497
	2006	6,122	4,265	34,514	—		44,901

James R. Talevich	2008	5,556	14,407	5,178	—		25,141
	2007	3,056	20,435	5,177	10,700	(2)	39,368
	2006	2,942	7,506	5,178	—		15,626

James J. Dal Porto	2008	3,739	21,743	19,304	—		44,786
	2007	5,058	17,324	18,563	10,700	(2)	51,645
	2006	3,404	7,066	17,156	—		27,626

(1)	The amounts reported in this column represent the insurance premiums for primary medical, dental and vision benefits paid by us on behalf of the named executive officers, including reimbursement of out-of-pocket medical, dental and vision benefits covered by our ExecuCare program.

(2)	The amount reported represents the cost of commemorative watches provided to Messrs. Talevich and Dal Porto in connection with the successful closing of the sale of InfuSystem, Inc., our wholly owned subsidiary, to HAPC, Inc.

Grants of Plan-Based Awards in 2008

The following table provides information about equity and non-equity awards granted to the named executive officers in 2008. There can be no assurance that the Grant Date Fair Value of Stock and Option Awards will be the amounts realized by the officers. The amount of the stock awards that were granted and expensed in 2008 is shown in the Summary Compensation Table above.

								All Other
								Stock	Grant
								Awards;	Date Fair
		Estimated Future Payouts Under			Estimated Future Payouts Under			Number of	Value of
		Non-Equity Incentive Plan Awards(1)			Equity Incentive Plan Awards(2)			Shares of	Stock and
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Stock or	Option
Name	Date	($)	($)	($)	($)	($)	($)	Units (#)(3)	Awards ($)

Donald M. Earhart	2/21/08	—	—	—	—	—	—	82,955	1,181,279(4)
	2/21/08	25,000	500,000	1,100,000	7,500	75,000	112,500	—	1,068,000(5)
James R. Talevich	2/21/08	—	—	—	—	—	—	27,652	393,764(4)
	2/21/08	8,333	166,667	366,667	2,500	25,000	37,500	—	356,000(5)
James J. Dal Porto	2/21/08	—	—	—	—	—	—	55,303	787,515(4)
	2/21/08	16,667	333,333	733,333	5,000	50,000	75,000	—	712,000(5)

(1)	Represents the potential value of the payout for each named executive officer under the 2008 EPIP as approved by the independent directors of the board of directors on February 21, 2008. The potential payouts were performance-based and thus completely at risk. The actual cash bonus paid to each named executive officer for his 2008 performance is reported as Non-Equity Incentive Plan Compensation above in the Summary Compensation Table. In each case, the named executive officers received a bonus below his target amount based on 2008 performance.

(2)	Represents the potential number of restricted shares for each named executive officer that may be issued under the 2008 EPIP as approved by the independent directors of the board of directors on February 21, 2008. On February 19, 2009, pursuant to the 2008 EPIP, restricted stock was awarded to Mr. Earhart, Mr. Dal Porto and Mr. Talevich in the amounts of 30,047 shares, 20,031 shares and 10,016 shares, respectively.

(3)	Represents the total number of shares of restricted stock earned pursuant to the 2007 COIP and granted on February 21, 2008. These shares of restricted stock are subject to a two-year vesting schedule under which 50% of the shares vest on the first anniversary of the grant date and 50% of the shares vest on the second anniversary of the grant date. In the event of a change in control (as defined in the plan), all restricted stock granted to Messrs. Earhart, Dal Porto and Talevich will immediately vest and all restrictions with respect thereto will immediately lapse.

(4)	Based on the closing price of the Company’s stock on February 21, 2008, the date of grant, which was $14.24 per share. Grant date fair values represent the aggregate cost to be recognized in the Company’s financial statements for the entire award using the straight-lined method over the requisite service period. The determination of fair value disregards adjustments for forfeiture assumptions.

(5)	Based on the closing price of the Company’s stock on February 21, 2008, the date of board approval of the 2008 EPIP, which was $14.24 per share. Grant date fair values of estimated future payouts under equity incentive plan awards are calculated based on the number of shares to be awarded upon achievement of target. The determination of fair value disregards adjustments for forfeiture assumptions.

Outstanding Equity Awards at Fiscal Year-End 2008

The following table provides information on the current holdings of stock option and stock awards by the named executive officers as of December 31, 2008. The market value of the stock awards is based on the closing market price of the Company’s common stock as of December 31, 2008, which was $4.80 per share.

	Option Awards					Stock Awards
										Equity
								Equity		Incentive
								Incentive		Plan Awards;
			Equity					Plan Awards;		Market or
			Incentive					Number of		Payout
			Plan Awards;				Market	Unearned		Value of
	Number of	Number of	Number of				Value of	Shares,		Unearned
	Securities	Securities	Securities			Number of	Shares or	Units or		Shares,
	Underlying	Underlying	Underlying			Shares or	Units of	Other		Units or
	Unexercised	Unexercised	Unexercised	Option		Units of	Stock That	Rights		Other Rights
	Options	Options	Unearned	Exercise	Option	Stock That	Have Not	That Have		That Have
	(#)	(#)	Options	Price	Expiration	Have Not	Vested	Not Vested		Not Vested
Name	Exercisable	Unexercisable	(#)	($)	Date	Vested (#)	($)	(#)(6)		($)

Donald M. Earhart	250,000			13.55	1/2/09			60,000	(1)	288,000
	40,366			3.37	12/31/09			43,050	(2)	206,640
	66,766			3.37	12/31/09			37,500	(3)	180,000
	192,000			3.37	12/31/09			28,969	(4)	139,051
	139,500			17.58	1/3/10			82,955	(5)	398,184
	105,000			1.28	1/1/11
	113,282			1.28	1/1/11
	25,000			1.28	1/4/11
James R. Talevich	50,000			13.55	1/2/09			20,001	(1)	96,005
	50,000			17.58	1/3/10			10,138	(2)	48,662
								12,500	(3)	60,000
								9,657	(4)	46,354
								27,652	(5)	132,730
James J. Dal Porto	100,000			13.55	1/2/09			40,001	(1)	192,005
	80,000			17.58	1/3/10			20,276	(2)	97,325
								25,000	(3)	120,000
								19,313	(4)	92,702
								55,303	(5)	265,454

(1)	The restricted stock was granted on February 23, 2006 and subject to a five-year vesting schedule under which 20% of the shares vest on each anniversary of the grant date until the fifth anniversary of the grant date.

(2)	The restricted stock was granted on February 23, 2006 and subject to a three-year vesting schedule under which 25% of the shares vest on the first anniversary of the grant date, 25% of the shares vest on the second anniversary of the grant date, and 50% of the shares vest on the third anniversary of the grant date.

(3)	The restricted stock was granted on February 23, 2006 and subject to a three-year vesting schedule under which 50% of the shares vest on the second anniversary of the grant date and 50% of the shares vest on the third anniversary of the grant date.

(4)	The restricted stock was granted on February 22, 2007 and subject to a two-year vesting schedule under which 50% of the shares vest on the first and second anniversary of the grant date.

(5)	The restricted stock was granted on February 21, 2008 and subject to a two-year vesting schedule under which 50% of the shares vest on the first and second anniversary of the grant date.

(6)	In the event of a change in control (as defined in the 2001 Plan), all restricted stock granted to Messrs. Earhart, Dal Porto and Talevich will immediately vest and all restrictions with respect thereto will immediately lapse.

Option Exercises and Stock Vested Table in Fiscal Year 2008

The following table provides information regarding stock option exercises and restricted stock awards vested by the named executive officers during 2008, including the number of shares acquired upon exercise or vesting and the value realized. The value realized for option awards was calculated based on the difference between the closing market price per share of our common stock on the date of exercise or vesting, as applicable, and the applicable exercise price.

	Option Awards		Stock Awards
	Number of	Value	Number of	Value
	Shares Acquired	Realized on	Shares Acquired	Realized on
	on Exercise	Exercise	on Vesting	Vesting
	(#)	($)	(#)	($)

Donald M. Earhart(1)	268,473	2,072,977	107,994	1,478,438
James R. Talevich(2)	2,025	7,958	33,891	463,968
James J. Dal Porto(3)	6,250	24,563	67,784	927,963

(1)	Mr. Earhart exercised the following stock options during 2008: 113,750 stock options on February 4, 2008, with an exercise price of $2.50 per share; 120,000 stock options on December 10, 2008 with an exercise price of $1.04 per share; and 34,723 stock options on December 10, 2008 with an exercise price of $11.52.

The following stock awards vested during 2008 for Mr. Earhart: 28,968 shares on February 22, 2008 and 79,026 shares on February 23, 2008.

(2)	Mr. Talevich exercised the following stock options during 2008: 2,025 stock options on November 14, 2008, with an exercise price of $11.52 per share.

The following stock awards vested during 2008 for Mr. Talevich: 9,656 shares on February 22, 2008 and 24,235 shares on February 23, 2008.

(3)	Mr. Dal Porto exercised the following stock options during 2008: 6,250 stock options on November 14, 2008, with an exercise price of $11.52 per share.

The following stock awards vested during 2008 for Mr. Dal Porto: 19,312 shares on February 22, 2008 and 48,472 shares on February 23, 2008.

Employment Agreements

Donald M. Earhart.  Mr. Earhart joined us as President and Chief Operating Officer in June 1990 and has been our Chief Executive Officer since July 1990. Upon the commencement of his employment, we entered into a written employment agreement with Mr. Earhart, which agreement was subsequently amended in June 2001, February 2006 and February 2008. The employment agreement, as amended, is automatically renewed annually unless Mr. Earhart is terminated by the board of directors. Pursuant to the amended employment agreement, Mr. Earhart receives a minimum base salary, which is subject to adjustment upward by the board of directors and which may not be reduced absent his consent once it is increased, plus a bonus to be determined annually by the board of directors based on attainment of goals set by the board. Mr. Earhart also receives other benefits, such as insurance coverage, an automobile allowance and paid vacation. We provide Mr. Earhart with a life insurance policy providing coverage equal to at least two times his annual base salary.

Mr. Earhart’s employment agreement also provides for a severance payment if he is terminated without cause or if he resigns because his job location is transferred without his consent. The severance payment includes a cash payment equal to three times the sum of (i) his annual salary in effect at the time of termination plus (ii) an amount equal to the average annual bonus earned in the previous three full fiscal years. In addition, he is entitled to receive any bonus, or pro rata portion thereof, earned for the fiscal year in which he is terminated, together with any and all deferred and unpaid bonus amounts earned by Mr. Earhart prior to June 21, 2001. Lastly, all of Mr. Earhart’s outstanding and unvested options, restricted stock and other equity-based awards will immediately become fully vested and, to the extent relevant, exercisable and all of his outstanding options and any stock appreciation rights will remain exercisable for the remainder of their term (but in no event later than the last day prior to the day that any extension would cause such options or stock appreciation rights to become subject to Section 409A of the Internal Revenue Code), and he is entitled to receive three years of continued participation in our group medical insurance programs unless he obtains coverage through another employer. Mr. Earhart’s employment agreement also provides that he is entitled to receive such additional, incremental severance payments for which he would qualify under the terms of his change in control agreement, which is discussed below.

On February 23, 2006 and February 21, 2008, in connection with compliance with Section 409A of the Internal Revenue Code, the board of directors approved amendments to Mr. Earhart’s employment and change in control agreements. Because Section 409A may subject compensation or benefits paid in connection with an employee’s termination of employment to additional taxes, the amendments to the employment and change in control agreements provide that if, at the time of Mr. Earhart’s termination of employment, he is a “specified employee” (as defined in Section 409A), and one or more of the payments or benefits received or to be received by him pursuant to his employment or change in control agreement would constitute deferred compensation subject to Section 409A, then no such payment or benefit will be provided under the agreement until, generally, six months after the date of his separation from service. Furthermore, the 2006 amendments provide that, with respect to a termination without cause or in the event of a change in control (as defined in the employment and change in control agreements), all forms of unvested, restricted and outstanding equity-based awards (including options, restricted stock and otherwise), not only stock options, immediately and automatically become fully vested, have all restrictions lapse, and (to the extent relevant) become exercisable. In addition, the 2008 amendments provide fixed dates for certain severance and bonus payments made upon a qualifying termination or change in control and for certain disability payments. The amendments also amend and restate the provisions of the agreements generally requiring deferral of payments covered by Section 409A under certain circumstances and permitting the Company to reform provisions of the agreements to maintain to the maximum extent practicable the original intent of the applicable provisions without violating Section 409A.

James J. Dal Porto.  Mr. Dal Porto joined us in October 1989 and has been our Executive Vice President and Chief Operating Officer since February 1994. Upon the commencement of his employment, we entered into a written employment agreement with Mr. Dal Porto, which agreement was subsequently amended in June 2001, February 2006 and February 2008. The employment agreement, as amended, provides for an initial base salary, which would be subject to adjustment upward by the board of directors, plus a bonus to be determined in accordance with the terms of each year’s management bonus program as reasonably determined by the board of directors. Mr. Dal Porto also receives other benefits, such as insurance coverage, an automobile allowance and paid vacation. We provide Mr. Dal Porto with a life insurance policy providing coverage equal to at least two times his annual base salary. Mr. Dal Porto’s employment agreement also provides that he is entitled to a severance payment if he is terminated without cause or if he resigns his employment because his job location is transferred without his prior consent. The severance payment is a cash payment equal to two times the sum of (i) his annual salary plus (ii) an amount equal to the average annual bonus earned by Mr. Dal Porto in the previous three full fiscal years. He is also entitled to receive any bonus, or relevant portion thereof, earned for the fiscal year in which he is terminated. Upon a qualifying termination, Mr. Dal Porto’s unvested and outstanding stock options, restricted stock and other equity-based awards immediately become fully vested and, to the extent relevant, exercisable for their remaining term (but in no event later than the last day prior to the day that any extension would cause such options or stock appreciation rights to become subject to Section 409A of the Internal Revenue Code). He is entitled to receive two years of continued participation in our group medical insurance programs, unless he obtains coverage through another employer. Mr. Dal Porto’s employment agreement also provides that he is entitled to receive such additional, incremental severance payments for which he would qualify under the terms of his change in control agreement, which is discussed below.

On February 23, 2006 and February 21, 2008, the board of directors also approved amendments to Mr. Dal Porto’s employment and change in control agreements. The amendments to the employment and change in control agreements are substantially similar to those approved for Mr. Earhart and Mr. Talevich and provide that if, at the time of Mr. Dal Porto’s termination of employment, he is a specified employee, and one or more of the payments or benefits received or to be received by him would constitute deferred compensation subject to Section 409A, then no such payment or benefit will be provided under the agreement until, generally, six months after the date of his separation from service. Furthermore, the 2006 amendments provide that, with respect to a termination without cause or in the event of a change in control, all forms of unvested, restricted and outstanding stock-based awards (including options, restricted stock and otherwise), not only stock options, immediately and automatically become fully vested, have all restrictions lapse, and (to the extent relevant) become exercisable. In addition, the 2008 amendments provide fixed dates for certain severance and bonus payments made upon a qualifying termination or change in control and for certain disability payments. The amendments also amend and restate the provisions of the agreements generally requiring deferral of payments covered by Section 409A under certain circumstances and permitting the Company to reform provisions of the agreements to maintain to the maximum extent practicable the original intent of the applicable provisions without violating Section 409A.

James R. Talevich.  Mr. Talevich joined us in August 2000 as our Chief Financial Officer. Upon the commencement of his employment, we entered into a written employment agreement with Mr. Talevich, which agreement was subsequently amended in February 2006, May 2007 and February 2008. The employment agreement, as amended, provides for an initial base salary, which would be subject to adjustment upward by the board of directors, plus a bonus to be determined in accordance with the terms of each year’s management bonus program as reasonably determined by the board of directors. Mr. Talevich also receives other benefits, such as insurance coverage, an automobile allowance and paid vacation. We provide Mr. Talevich with a life insurance policy providing coverage equal to at least two times his annual base salary. Mr. Talevich’s employment agreement also provides that he is entitled to a severance payment if he is terminated without cause or if he resigns his employment because his job location is transferred without his prior consent. The severance payment is a cash payment equal to one times the sum of (i) his annual salary plus (ii) an amount equal to the average annual bonus earned by Mr. Talevich in the previous three full fiscal years. He is also entitled to receive any bonus, or relevant portion thereof, earned for the fiscal year in which he is terminated. Upon a qualifying termination, Mr. Talevich’s unvested and outstanding stock options, restricted stock and other equity-based awards immediately become fully vested and, to the extent relevant, exercisable for their remaining term (but in no event later than the last day prior to the day that any extension would cause such options or stock appreciation rights to become subject to Section 409A of the Internal Revenue Code). He is entitled to receive one year of continued participation in our group medical insurance programs, unless he obtains coverage through another employer. Mr. Talevich’s employment agreement also provides that he is entitled to receive such additional, incremental severance payments for which he would qualify under the terms of his change in control agreement, which is discussed below.

On February 23, 2006, and February 21, 2008, the board of directors also approved amendments to Mr. Talevich’s employment and change in control agreements. The amendments to the employment and change in control agreements are substantially similar to those approved for Mr. Earhart and Mr. Dal Porto and provide that if, at the time of Mr. Talevich’s termination of employment, he is a specified employee, and one or more of the payments or benefits received or to be received by him would constitute deferred compensation subject to Section 409A, then no such payment or benefit will be provided under the agreement until, generally, six months after the date of his separation from service. Furthermore, the 2006 amendments provide that, with respect to a termination without cause or in the event of a change in control, all forms of unvested, restricted and outstanding stock-based awards (including options, restricted stock and otherwise), not only stock options, immediately and automatically become fully vested, have all restrictions lapse, and (to the extent relevant) become exercisable. In addition, the 2008 amendments provide fixed dates for certain severance and bonus payments made upon a qualifying termination or change in control and for certain disability payments. The amendments also amend and restate the provisions of the agreements generally requiring deferral of payments covered by Section 409A under certain circumstances and permitting the Company to reform provisions of the agreements to maintain to the maximum extent practicable the original intent of the applicable provisions without violating Section 409A.

Change In Control Agreements

Donald M. Earhart.  In June 2001, Mr. Earhart entered into a change in control agreement that provides for the payment of severance benefits in the event that his employment is terminated in connection with a change in control. In addition, as described further above, Mr. Earhart’s change in control agreement was amended on February 23, 2006 and February 21, 2008 to, among other matters, comply with Section 409A of the Internal Revenue Code. As amended, the severance benefits are payable if his employment with us is terminated within 90 days prior to or three years following a change of control, unless Mr. Earhart is terminated for cause or the termination is the result of Mr. Earhart’s voluntary resignation (which does not include resignations resulting from a material adverse change in responsibilities, status, base salary, authority or location of workplace) or his death or disability.

Mr. Earhart’s severance benefits generally consist of a lump sum cash payment equal to three times the sum of (i) his annual base salary in effect at the time of termination plus (ii) an amount equal to the average annual bonus earned in the three previous full fiscal years. He is also entitled to receive any bonus, or pro rata portion thereof, earned for the fiscal year in which he is terminated, and coverage for three years under our group medical insurance programs unless he obtains coverage through another employer. In addition, Mr. Earhart’s change in control agreement provides that an additional payment will be made to him if he is required to pay excise taxes in connection with his receipt of the foregoing benefits, such that the net amount received by Mr. Earhart shall be equal to the total payments he would have received had the tax not been incurred by him. The severance payment to Mr. Earhart under the change in control agreement is in lieu of any severance payments that he might otherwise receive from us in the event of a change in control; provided, however , that if Mr. Earhart is terminated within 90 days prior to or three years after a change in control as a result of a disability, then Mr. Earhart’s benefits will be governed by his employment agreement.

James J. Dal Porto.  In June 2001, Mr. Dal Porto entered into a change in control agreement with us that provides for the payment of severance benefits in the event that his employment is terminated in connection with a change in control. In addition, as described further above, Mr. Dal Porto’s change in control agreement was amended on February 23, 2006 and February 21, 2008 to, among other matters, comply with Section 409A of the Internal Revenue Code. As amended, the severance benefits are payable if his employment with us is terminated within 90 days prior to or two and one-half years following a change of control, unless Mr. Dal Porto is terminated for cause or the termination is the result of Mr. Dal Porto’s voluntary resignation (which does not include resignations resulting from a material adverse change in responsibilities, status, base salary, authority or location of workplace) or his death or disability.

Mr. Dal Porto’s severance benefits generally consist of a lump sum cash payment equal to two and one-half times the sum of (i) his annual base salary in effect at the time of termination plus (ii) an amount equal to the average annual bonus earned in the three previous full fiscal years. He is also entitled to receive any bonus, or pro rata portion thereof, earned for the fiscal year in which he is terminated, and coverage for two and one-half years under our group medical insurance programs unless he obtains coverage through another employer. In addition, Mr. Dal Porto’s change in control agreement provides that an additional payment will be made to him if he is required to pay excise taxes in connection with his receipt of the foregoing benefits, such that the net amount received by Mr. Dal Porto shall be equal to the total payments he would have received had the tax not been incurred by him. The severance payment to Mr. Dal Porto under the change in control agreement is in lieu of any severance payments that he might otherwise receive from us in the event of a change in control; provided, however , that if Mr. Dal Porto is terminated within 90 days prior to or two and one-half years after a change in control as a result of a disability, then Mr. Dal Porto’s benefits will be governed by his employment agreement.

James R. Talevich.  In June 2001, Mr. Talevich entered into a change in control agreement with us that provides for the payment of severance benefits in the event that his employment is terminated in connection with a change in control. In addition, as described further above, Mr. Talevich’s change in control agreement was amended on February 23, 2006 and February 21, 2008 to, among other matters, comply with Section 409A of the Internal Revenue Code. As amended, the severance benefits are payable if his employment with us is terminated within 90 days prior to or two years following a change of control, unless Mr. Talevich is terminated for cause or the termination is the result of Mr. Talevich’s voluntary resignation (which does not include resignations resulting from a material adverse change in responsibilities, status, base salary, authority or location of workplace) or his death or disability.

Mr. Talevich’s severance benefits generally consist of a lump sum cash payment equal to two times the sum of (i) his annual base salary in effect at the time of termination plus (ii) an amount equal to the average annual bonus earned in the three previous full fiscal years. He is also entitled to receive any bonus, or pro rata portion thereof, earned for the fiscal year in which he is terminated, and coverage for two years under our group medical insurance programs unless he obtains coverage through another employer. In addition, Mr. Talevich’s change in control agreement provides that an additional payment will be made to him if he is required to pay excise taxes in connection with his receipt of the foregoing benefits, such that the net amount received by Mr. Talevich shall be equal to the total payments he would have received had the tax not been incurred by him. The severance payment to Mr. Talevich under the change in control agreement is in lieu of any severance payments that he might otherwise receive from us in the event of a change in control.

Potential Payments Upon Termination or a Change in Control

The table below reflects the amount of compensation to each of the named executive officers of the Company in the event of termination of such executive officer’s employment for specified reasons. The amount of compensation payable to each named executive officer upon involuntary not-for-cause termination, termination following a change of control and in the event of disability of the executive officer is shown below. The amounts shown assume that such termination was effective as of December 31, 2008 and use the closing price of our common stock as of December 31, 2008 ($4.80), and thus include amounts earned through such time and are estimates of the amounts that would be paid out to the executive officers upon their termination. The actual amounts to be paid out can only be determined at the time of such executive officer’s separation from the Company.

		Involuntary,
		Not-for-Cause or	Change in
		Voluntary, Good	Control
		Reason	(Qualifying
	Potential Executive	Termination	Termination)	Disability
Name and Principal Position	Benefits and Payments	Total ($)	Total ($)	Total $(1)

Donald M. Earhart	Cash Severance(2)	8,976,495	8,976,495	692,647
Chairman, President &	Bonus(3)	307,079	307,079	—
Chief Executive Officer	Equity Stock Awards — Unvested and Accelerated(4)	1,211,875	1,211,875	—
	Healthcare, Life & Disability	147,885	147,885	—
	Tax Gross-ups	—	3,505,828	—
	Total	10,643,334	14,149,162	—

James R. Talevich	Cash Severance(5)	1,090,726	2,181,452	4,091,999
Chief Financial Officer	Bonus(3)	102,362	102,362	—
	Equity Stock Awards — Unvested and Accelerated(4)	383,750	383,750	—
	Healthcare, Life & Disability	19,585	39,170	—
	Tax Gross-ups	—	816,027	—
	Total	1,596,423	3,522,761	—

James J. Dal Porto	Cash Severance(6)	3,962,886	4,953,608	9,751,896
Executive Vice President &	Bonus(3)	204,718	204,718	—
Chief Operating Officer	Equity Stock Awards — Unvested and Accelerated(4)	767,486	767,486	—
	Healthcare, Life & Disability	82,094	102,618	—
	Tax Gross-ups	—	1,818,974	—
	Total	5,017,184	7,847,404	—

(1)	This column was calculated by multiplying 60% of Total Compensation, as disclosed in the Summary Compensation Table, by the number of years, prorated as of December 31, 2008, until the named executive officer reaches the age of 65.

(2)	The net cash severance that Mr. Earhart would receive after taxes, based on a 43.78% tax rate effective December 31, 2008, would be $5,046,585 for either an involuntary, not-for-cause, or voluntary, good reason termination or for a qualifying change in control and $389,406 for a disability.

(3)	The value of the bonus amount consists of the pro rata portion of the amount earned under the 2008 EPIP, as of December 31, 2008, which is 100% of the bonus awarded in February of 2009. This amount includes the fair value as of December 31, 2008 of restricted stock awards subject to a two-year vesting schedule under which 50% of the shares vest on the first and second anniversary of the grant date.

(4)	The value of the restricted stock vesting was calculated by multiplying the number of unvested shares on December 31, 2008 by the closing market price of the Company’s common stock as of December 31, 2008, which was $4.80 per share.

(5)	The net cash severance that Mr. Talevich would receive after taxes, based on a 43.78% tax rate effective December 31, 2008, would be $613,206 for an involuntary, not-for-cause, or voluntary, good reason termination, $1,226,412 for a qualifying change in control and $2,300,522 for a disability.

(6)	The net cash severance that Mr. Dal Porto would receive after taxes, based on a 43.78% tax rate effective December 31, 2008, would be $2,227,935 for either an involuntary, not-for-cause, or voluntary, good reason termination, $2,784,918 for a qualifying change in control and $5,482,516 for a disability.

Director Compensation

Cash Compensation.  We compensate our non-employee directors for attending meetings of the board of directors, and we reimburse all directors for expenses incurred in traveling to board meetings. For the prior fiscal year, each non-employee director received $1,200 for each board or committee meeting attended in person, $600 for all telephonic meetings of less than 45 minutes duration and $1,200 for all telephonic meetings of 45 minutes or more duration. In addition to meeting attendance fees, we pay each non-employee director a $4,000 quarterly retainer. During 2008, we also paid the chairman of the audit committee, the chairman of the compensation committee, and the Lead Independent Director an annual retainer of $10,000 each. These annual retainers are in addition to the non-employee director quarterly retainer. In 2008, the total amount of such fees paid to non-employee directors was $207,200.

The table below shows the cash amounts paid to each non-employee director for his service in 2008.

			Committee
			Chair/Lead
	Board	Board	Independent	Committee	Total
	Retainer	Meeting	Director	Meeting	Amounts
	Fees ($)	Fees ($)	Fees ($)	Fees ($)	Paid ($)

Dr. Abeles	16,000	7,200	—	15,000	38,200
Mr. Halperin	16,000	7,800	10,000(1)	15,600	49,400
Mr. Kanter	16,000	7,800	10,000(2)	15,600	49,400
Mr. Loudon	16,000	7,800	—	6,000	29,800
Dr. Tai	16,000	7,800	10,000(3)	6,600	40,400

(1)	Lead Independent Director

(2)	Chairman of the Audit Committee

(3)	Chairman of the Compensation Committee

Equity Compensation.  Directors are also eligible to receive stock options, restricted stock and other stock-based awards pursuant to the I-Flow Corporation 2001 Equity Incentive Plan. Following the approval of proposals considered at the 2002 annual meeting of stockholders, the board of directors terminated the 1992 Non-Employee Director Stock Option Plan, and instead of the pre-determined annual grants under the 1992 Director Plan, each non- employee director is eligible to receive grants of stock options and other stock-based awards at the discretion of the board of directors.

Following a review of our director compensation practices during 2005, the compensation committee of the board of directors recommended that the board of directors replace annual grants of stock options to non-employee directors with annual grants of restricted stock. On January 22, 2008, upon the recommendation of the compensation committee, the board authorized the grant of 5,000 shares of restricted common stock to each of our non-employee directors. The shares of restricted stock vested and all restrictions on transfer lapsed on the first anniversary of the date of grant. During 2008, the board granted an aggregate of 25,000 shares of restricted stock to our non-employee directors.

On December 4, 2008, upon the recommendation of the compensation committee, we authorized the grant of 5,000 shares of restricted stock to each of our non-employee directors effective January 2, 2009. The shares of restricted stock will vest and all restrictions on transfer will lapse on the earlier of the first anniversary of the date of grant or a change in control.

The following table shows 2008 compensation for our non-employee directors.

	Fees
	Earned or
	Paid in Cash	Stock
	($)(1) Earned or	Awards	Total
	Paid in Cash	($)(2)	($)

Dr. Abeles	38,200	89,154	127,354
Mr. Halperin	49,400	89,154	138,554
Mr. Kanter	49,400	89,154	138,554
Mr. Loudon	29,800	89,154	118,954
Dr. Tai	40,400	89,154	129,554

(1)	Represents amount of cash compensation earned in 2008 for board and committee service.

(2)	Represents the dollar amount recognized for financial statement reporting purposes with respect to the 2008 fiscal year for the fair value of restricted stock awards outstanding in 2008, in accordance with SFAS 123(R). The fair value of restricted stock awards is calculated based on the closing price of the Company’s common stock on the date of grant. There can be no assurance that the SFAS 123(R) amounts will be the amounts realized by the named directors.

Audit Committee Report

The audit committee has responsibility for overseeing our accounting and financial reporting processes and the audits of our financial statements. During 2008, management completed the testing and evaluation of our system of internal control over financial reporting in accordance with the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder. After the evaluation was completed, management met with the audit committee and reviewed the effectiveness of our internal control over financial reporting. The audit committee also reviewed the report of management contained in the Annual Report on Form 10-K of I-Flow Corporation for the year ended December 31, 2008 and the Report of Independent Registered Public Accounting Firm of Deloitte & Touche LLP included in the Annual Report on Form 10-K related to Deloitte & Touche LLP’s audit of (i) our consolidated financial statements and (ii) the effectiveness of internal control over financial reporting. The audit committee continues to oversee I-Flow Corporation’s efforts related to its internal control over financial reporting and management’s evaluation of the same.

In addition, the audit committee of the board of directors has reviewed and discussed the audited financial statements with management, has discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification for Statements on Auditing Standards), and has been timely briefed by Deloitte & Touche LLP as required by Section 204 of the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission rules promulgated thereunder. In addition, the audit committee has received the written disclosures and the letter from Deloitte & Touche LLP required by the applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP’s communications with the audit committee concerning independence and has discussed with Deloitte & Touche LLP the independent registered public accounting firm’s independence. Based on the review and discussions referred to above, the audit committee recommended to the board of directors that the audited financial statements be included in our Annual Report on Form 10-K for the last fiscal year for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE

Joel S. Kanter, Chairman
John H. Abeles, M.D.
Jack H. Halperin, Esq.

Stockholder Proposals

2010 Annual Meeting Proposals

Stockholders who wish to have proposals considered for inclusion in the proxy statement and form of proxy for our 2010 annual meeting of stockholders pursuant to Rule 14a-8 under the Exchange Act must cause their proposals to be received in writing by our Corporate Secretary at the address set forth on the first page of this Information Statement no later than December 17, 2009. Any proposal should be addressed to our Corporate Secretary and may be included in next year’s proxy materials only if such proposal complies with our bylaws and the rules and regulations promulgated by the Securities and Exchange Commission to be eligible for inclusion in our 2010 proxy materials.

Our bylaws further require that stockholder proposals made outside of Rule 14a-8 under the Exchange Act must be submitted in accordance with the requirements of our bylaws. Our bylaws require that a stockholder give our Corporate Secretary timely written notice of any proposal or nomination of a director. To be timely, such written notice must be delivered to or mailed and received at our principal executive offices not less than 60 days nor more than 90 days prior to a scheduled meeting (or annual meeting, as applicable) of stockholders or, if less than 70 days’ notice or prior public disclosure of the date of the scheduled meeting is given or made to stockholders, such written notice must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

Furthermore, such notices must contain, among other matters, the following additional information:

•	the stockholder’s (and the beneficial owner’s, if any) name and address;

•	the stockholder’s (and the beneficial owner’s, if any) holdings of our stock;

•	a representation that the stockholder is a holder of record of our equity securities;

•	a representation that the stockholder intends to bring such business in person or by proxy at the meeting;

•	a reasonably detailed description of any business to be brought before such meeting; and

•	the reasons for conducting such business at the meeting and any material interest in such business of the stockholder and the beneficial owner, if any, on whose behalf the business is being proposed.

In addition, such notices relating to director nominations must also contain, among other matters, the following additional information:

•	the stockholder’s (and the beneficial owner’s, if any) name and address;

•	the stockholder’s (and the beneficial owner’s, if any) holdings of our stock;

•	a representation that the stockholder is a holder of record of our equity securities;

•	a representation that the stockholder intends to make the nomination in person or by proxy at the meeting;

•	a description of any arrangement the stockholder has with the individual the stockholder plans to nominate;

•	the nominee’s name, age, business address and residence address and biographical information;

•	the nominee’s holdings of our stock; and

•	the written consent of the nominee to serve as a director if elected.

If such notices relating to stockholder-proposed business or director nominations are not received between the required dates and do not satisfy the additional notice requirements set forth above and as further described in Article II, Section 2.10 and Section 2.11 of our bylaws, the notices will be considered untimely and will not be acted upon at our 2010 annual meeting of stockholders.

Incorporation by Reference

The reports of the compensation committee and the audit committee that appear herein shall not be deemed to be soliciting material or to be filed with the Securities and Exchange Commission under the Securities Act of 1933 or the Exchange Act or incorporated by reference in any document so filed.